Sutherland Asbill & Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
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fax 202.637.3593
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CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

August 10, 2007


SEC MAIL PROCESSING
RECEIVED
AUG 1 0 2007
WASH, D.C.
209
SECTION

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

811-00708

Ladies and Gentlemen:

On behalf of Allied Capital Corporation, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the amended class action complaint filed in the U.S. District Court for the District of Columbia, captioned Dana Ross v. Walton, et al., CV 00402.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

PROCESSED

AUG 14 2007
THOMSON
FINANCIAL

Sincerely,

Cynthia M. Krus

Enclosure


07055284


RECEIVED
AUG 1 0 2007
WASH. D.C.
209
SECTION

UNITED STATES DISTRICT COURT
DISTRICT OF COLUMBIA

DANA ROSS, Individually and on Behalf of all Others Similarly Situated, Plaintiff, v. WILLIAM L. WALTON, PENNI F. ROLL, JOAN M. SWEENEY, and ALLIED CAPITAL CORPORATION, Defendants.	No. 1:07-cv-00402 (EGS) AMENDED CLASS ACTION COMPLAINT FOR VIOLATIONS OF FEDERAL SECURITIES LAWS **JURY TRIAL DEMANDED**

Co-Lead Plaintiffs, the Individual Investors Group (David Gonzalez, Jagdish Parzhk, Abe Weiner), and Jack Sheppard ("Plaintiffs"), by their undersigned counsel, allege the following upon personal knowledge as to plaintiffs and plaintiffs' own acts, and upon information and belief based upon the investigation of plaintiffs' attorneys as to all other matters. The investigation includes the thorough review and analysis of public statements, publicly-filed documents of Allied Capital Corporation ("Allied Capital," "Allied," or the "Company"), press releases, news articles, state and federal filings, interviews with persons knowledgeable about the Company and the review and analysis of accounting rules and related literature with accounting expert consultants. Plaintiffs believe that further substantial evidentiary support exists for the allegations set forth below and will be identified after a reasonable opportunity for discovery.

SUMMARY OF ACTION

1. This is a class action on behalf of all purchasers of the common stock of Allied Capital between November 7, 2005 and January 22, 2007, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Exchange Act of 1934 (the "Exchange Act").

2. Based in Washington, D.C., Allied Capital is a Business Development Corporation ("BDC"), and, as such, has elected to be regulated under the relevant provisions of the Investment Company Act of 1940, 15 U.S.C. §80a-1 *et seq.* As a BDC, Allied is required to participate in the management and operations of its "portfolio" companies, including unconsolidated subsidiaries, which the Company substantially finances through debt financing in the form of senior loans, second lien debt, and subordinated debt.

3. The Company's 95 %-owned unconsolidated subsidiary, Business Loan Express ("BLX"), originates, sells and services primarily small business loans, which are guaranteed pursuant to the U.S. Small Business Administration's (SBA) Section 7(a) Guaranteed Loan Program. Throughout the Class Period and shortly before such, BLX was at times Allied Capital's first or second largest "portfolio company" carried on Allied's books and provided as much as 10.0 percent of Allied Capital's investment income. Allied owned BLX and its predecessor and successor companies since in or about the year 2000.

4. Throughout the Class Period, Defendants knowingly or recklessly failed to disclose, among other things, that Allied's financial results and condition were inflated, because a substantial amount of the income reported by BLX was from fraudulently procured SBA-backed Section 7(a) loans. Defendants also misrepresented the nature and scope of the government investigations of both Allied and BLX, by, *inter alia,* failing to disclose U.S. Attorneys and SBA Office of Inspector General ("SBA-OIG") investigations in the Eastern District of Michigan concerning the lending activities of BLX's Troy, Michigan office.

5. Defendants knew or were reckless in not knowing of the fraudulent loan origination practices at BLX through, *inter alia:* (a) discovery demands made by the U.S.

Attorney's Office not later than December 2004; (b) letters provided to Allied's board not later than March 11, 2005 by an investment firm; (c) government interviews and testimony provided by Allied and BLX employees, including grand jury testimony by a BLX principal in October of 2005; and (d) Defendants' managerial involvement in BLX. Defendants also knew but failed to disclose that on August 1, 2006 BLX closed its Troy, Michigan office and terminated its BLX Executive Vice President by September 8, 2006, who was indicted at the end of the Class Period. The indictment alleged, *inter alia,* that fraudulent SBA loan origination practices at BLX spanned over five years and included illegal activities engaged in during the Class Period and only a few months after the principal provided grand jury testimony.

6. Nonetheless, Defendants either refused to investigate, or did so and decided not to act until others, including the federal government, brought both civil and criminal actions against BLX and/or its principals and agents.

7. Instead, according to testimony provided to a Congressional committee and news reports, what Defendants and/or their agents did was attack their critics (*e.g.*, principals at investment firms, financial analysts and news reporters) by, *inter alia,* engaging in "pretexting" to illegally obtain telephone records. Defendants denied engaging in this conduct during the Class Period, only to admit it later, at the end of the Class Period, in connection with producing documents in yet another U.S. Attorney's investigation.

8. Defendants misrepresented and/or concealed material facts until months after Allied sold 8.2 million shares of its common stock at inflated prices for almost $230 million in proceeds; increased its lines of credit by $150 million and drew all of it down shortly thereafter; and sold publicly-held unsecured notes for $400 million in proceeds.

9. On November 15, 2006, a "second amended complaint" (the first was filed on December 13, 2005) alleging violations of the False Claims Act, 31 U.S.C. §3729 *et seq.*, was unsealed in Federal District Court for the Northern District of Georgia. This complaint and a later-filed third amended complaint alleged that BLX and its employees and/or agents fraudulently originated scores of SBA-backed "shrimp boat" loans resulting in defaults and losses therefrom from "January 1999 through the date of filing" of the complaint.

10. On January 9, 2007, an indictment against Patrick J. Harrington ("Harrington"), a former "principal" of Allied Capital SBLC Corporation and Executive Vice President of BLX's Troy, Michigan office from January 1, 2000 until September 8, 2006, was unsealed in Federal District Court in Detroit, Michigan (the "Harrington Indictment"). The Harrington Indictment alleged, *inter alia*:

> In order to "qualify" buyers for SBA-guaranteed loans, [Harrington] (or BLX Business Development Officers who worked under [Harrington]), the brokers, and the buyers at times: - fraudulently[:] misrepresented the buyers' financial status; - [] misrepresented the buyers' work experience; - [] misrepresented that the buyer was a United States citizen; - [] concealed and covered-up the fact that someone other than the alleged buyer was going to be the beneficial owner and/or operate the business; - [] overstated the value of the property; and [] documented and represented that the buyer had made the required "equity injection" into the business.

11. The Harrington Indictment concerned at least 76 fraudulently originated SBA-guaranteed loans with a total face value of $76,869,200. This fraud spanned the period from at least January 1, 2000 through July 10, 2006 and was in addition to the aforementioned "shrimp boat loans" that concerned BLX's offices in the Gulf states.

12. Notwithstanding the pervasiveness and time period involved, Defendants opined repeatedly throughout the Class Period that internal controls were sufficient to detect illegal acts

and to timely and accurately report financial information. Indeed, Defendants did not even suspend or terminate Harrington (until September 2006), who according to the indictment, continued his fraudulent activities, including falsifying affidavits and other documents to the SBA, up until at least July 2006.

13. On January 11, 2007, the Company announced the Harrington Indictment and Allied's stock price fell as a result and closed at $29.40, or falling more than $2.00 per share from its previous day's close of $31.58 per share and trading more than 5 million shares, ten times its average daily trading volume of approximately 500,000 shares.

14. On January, 22, 2007, *PR Newswire* published a nine page letter to the board of directors of Allied Capital authored by Greenlight Capital, Inc. ("Greenlight"), an investment firm, detailing how Allied was presented with numerous red flags of SBA loan origination fraud as far back as 1999, primarily through a letter provided to Allied's board dated March 11, 2005, authored by Greenlight's principal, David Einhorn. The January 22, 2007 letter reported that Defendants took no action to investigate or stop BLX's fraudulent loan origination practices (the "Einhorn Letter"). On this news, the Company's stock price plunged further to close at $28.05 per share, down more than 11% from its opening price of $30.15 per share and previous trading day's closing price of $30.01, again on unusually high trading volume of over 4 million shares.

15. By the end of the Class Period, Allied wrote down its investment in BLX by almost $146 million to $210.7 million at December 31, 2006, or by greater than 40% from its reported "value" of $356.3 million at September 30, 2005. Most of this write-down did not occur until shortly before the end of the Class Period.

16. In addition, Allied belatedly reclassified its investment in BLX from a "Grade 2"

throughout the Class Period to as low as a "Grade 5" at the end of the Class Period. According to Defendants, "Grade 1" is the best ranking and is for those "portfolio investments" which capital gain is expected. "Grade 2" is for those for investments "performing in accordance with plan." "Grade 5" is for those investments that are in "workout and for which some loss of principal is expected." Defendants' total reported Grade 2 investments level at December 31, 2005 was at $1.6 billion, while BLX represented $357.1 million of this amount. Thus, Defendants overstated its Grade 2 level investments by at least 29%.

17. In addition, Allied admitted after the end of the Class Period that it had substantially reduced its SBA loan business at BLX (and had planned to do so for more than two years) [February 28, 2007 conference call]. Allied also quietly "surrendered" its Small Business Investment Company, Allied Investments L.P.'s ("Allied Investments SBIC"), license in September 2006 and paid down all of its SBA source debt during the Class Period as well. The SBA audits SBICs such as Allied Investments SBIC to determine compliance with SBIC regulations. All of the Individual Defendants were officers and or directors of Allied Investments SBIC. As disclosed after the end the Class Period, as a result of the surrender of Allied Investments SBIC's license, the "SBA is no longer a source of debt capital for us." [Allied 2006 10-K].

18. Near the end of the Class Period and thereafter, Allied began to disclose that the Department of Justice was investigating BLX's loan origination practices nationwide, with the assistance of the United States Secret Service, as well as the SBA-OIG.

19. It also was disclosed at the end of the Class Period that BLX was in non-compliance with its debt covenants and that Allied was required to contribute to BLX's SBA

loan defaults. The SBA in the spring of 2007 restricted BLX's lending activities and subjected origination, monitoring and securitization of them to heightened scrutiny.

JURISDICTION AND VENUE

20. This Court has jurisdiction over this action pursuant to: (a) Section 27 of the Exchange Act, 15 U.S.C. § 78aa; and (b) 28 U.S.C. §§ 1331 and 1337.

21. This action arises under and pursuant to: (a) Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b); (b) Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5; and (c) Section 20(a) of the Exchange Act, 15 U.S.C. § 78t(a).

22. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

23. In furtherance of and in connection with the acts alleged herein, Defendants directly or indirectly used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephonic communications, the Internet, and the facilities of the New York Stock Exchange (the "NYSE"), a national securities exchange.

PARTIES

24. Co-Lead Plaintiff Jack Sheppard purchased Allied Capital securities during the Class Period, as set forth in the Certificate of Named Plaintiff, previously filed with the Court in connection with his lead plaintiff motion, and was damaged thereby.

25. Co-Lead Plaintiff, the Individual Investors Group, consisting of David Gonzalez, Jagdish Parzhk, and Abe Weiner, purchased Allied Capital securities during the Class Period, as set forth in the Certificates of Named Plaintiff, previously filed with the Court in connection with the Individual Investor Group's lead plaintiff motion, and were damaged thereby.

26. Defendant Allied Capital Corporation is a Maryland corporation with its principal place of business situated at 1919 Pennsylvania Avenue NW, Washington, DC 20006. Allied Capital is a closed-end fund, operating as a business development company ("BDC") regulated under the Investment Company Act of 1940. BDCs are publicly-traded entities that lend to and invest in middle-market companies. Created by Congress in 1980 to encourage the flow of public equity capital to private businesses in the United States, BDCs are structured – for beneficial tax purposes – as regulated investment companies that must distribute most of their income to shareholders in the form of dividends. BDCs such as Allied Capital participate in the management of their portfolio companies, including selection of board members, design and review of internal controls and business operations.

27. Non-party BLX is a Delaware limited liability company doing business in several states throughout the United States. BLX is essentially a successor to a consolidated subsidiary of Allied. Prior to December 31, 2000, Allied Capital SBLC Corporation ("Allied SBLC") was a consolidated subsidiary of Allied Capital. Business Loan Center, Inc. ("BLC") was a subsidiary of Business Loan Center Financial Services, Inc. ("BLFSC"). On December 31, 2000, BLSC was acquired by Allied SBLC and its name was changed to Business Loan Express, Inc. (*i.e.*, "BLX"). At the same time, Allied SBLC was recapitalized, ceased to be a consolidated subsidiary of Allied Capital and was merged into BLX. BLC then became a wholly-owned subsidiary of BLX. Later both BLX and BLC became Delaware limited liability companies (LLC). BLX and BLC share offices, officers and directors and are both headquartered at 1633 Broadway, 39th Floor, New York, New York 10019. Allied also maintains an office in New York City. BLX through BLC generates small business loans under Section 7(a) of the Small

Business Act. The various iterations of the BLX entity will be referred to simply herein as "BLX." BLX is a national non-bank lender that participates in the SBA's Section 7(a) Guaranteed Loan Program and is licensed by the SBA as a Small Business Lending Company ("SBLC). BLX originates, sells, and services small business loans, including secured conventional small business loans, known as SBA 7(a) loans. Purportedly BLX has now transitioned its business into more non-SBA loan origination.

28. Defendant William L. Walton ("Walton") is the Company's Chairman, President and Chief Executive Officer ("CEO"). Walton has been a director of Allied since 1986, Chairman of the Board since 1997 and is currently Chairman of the Board's Executive Committee. Walton has been Chief Executive Officer of Allied since 1997. For 2005 and 2006, Walton's aggregate compensation was $7.4 million. Defendant Walton spoke at earnings conference calls and signed filings made with the SEC, as particularized below.

29. Defendant Penni F. Roll ("Roll") is the Company's Chief Financial Officer ("CFO"). Roll has been employed by the Company since 1995. Prior to joining Allied, Roll was employed by KMPG LLP in that firm's audit department. KPMG is Allied's "Independent Registered Public Accounting" firm. During the Class Period, Roll owed Allied as much as $875,770. For 2006 alone, Roll received almost $2.1 million in compensation. Defendant Roll spoke at earnings conference calls and signed filings made with the SEC, as particularized below.

30. Defendant Joan M. Sweeney ("Sweeney") is the Company's Chief Operating Officer and a Director. Defendant Sweeney has been a director of Allied since 2004 and has been employed by Allied since 1993. Before Allied, Sweeney was employed with a public

accounting firm and the Enforcement Division of the SEC. For 2005 and 2006 Sweeney received total compensation of approximately $4.1 million. At December 31, 2006, Defendant Sweeney owed the Company $399,962. Defendant Sweeney spoke at earnings conference calls and signed filings made with the SEC, as particularized below.

31. Defendants Walton, Roll and Sweeney are collectively referred to herein as the "Individual Defendants."

32. Because of the Individual Defendants' positions with the Company, they had access to the adverse undisclosed information about the Company's business, operations, operational trends, financial statements and markets via access to internal corporate documents (including the Company's operating plans, budgets, forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

33. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Company's public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of Defendants identified above. Each of the above officers of the Company, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company and its business, operations, growth, financial statements, and financial condition, as alleged herein. Said Defendants were involved in drafting, producing,

reviewing and/or disseminating the false and misleading statements and information alleged herein; were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Company; and approved or ratified these statements, in violation of the federal securities laws.

34. As officers and controlling persons of a publicly-held company whose common stock was, and is, registered with the SEC pursuant to the Exchange Act, and was, and is, traded on the NYSE and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to promptly disseminate, accurate and truthful information with respect to the Company's financial condition and performance, growth, operations, financial statements, business, markets, management and earnings, and to correct any previously-issued statements that had become materially misleading or untrue, so that the market price of the Company's publicly-traded common stock would be based upon truthful and accurate information. The Individual Defendants' misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

35. The Individual Defendants participated in the drafting, preparation, and/or approval of the various public, shareholder and investor reports and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with Allied Capital, each of the Individual Defendants had access to the adverse undisclosed information about Allied Capital's financial condition and performance as particularized herein and knew (or recklessly disregarded) that these adverse facts rendered the positive representations made by or

about Allied Capital and its business, which were issued or adopted by the Company materially false and misleading.

36. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Company, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Company during the Class Period. Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the Individual Defendants is responsible for the accuracy of the public reports and releases detailed herein, and is therefore primarily liable for the representations contained therein.

37. Each of the Defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of Allied Capital common stock by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (i) deceived the investing public regarding Allied Capital's business, operations, management and the intrinsic value of Allied Capital common stock; and (ii) caused plaintiffs and other members of the Class to purchase Allied Capital's common stock at artificially inflated prices.

SUBSTANTIVE ALLEGATIONS

Background

38. Defendant Allied Capital is an investment firm specializing in buyouts, acquisitions, recapitalizations, note purchases, growth capital and middle market investments. The Company's portfolio of investments includes companies involved in business services,

financial services, consumer products, healthcare services, energy services, and the consumer services sectors.

39. The SBA is a federal agency that, among other things, offers loan guarantee programs to assist small businesses. The SBA Section 7(a) Loan Guarantee Program authorizes the SBA to lend money to qualified business by having the SBA provide loan guarantees to participating, private-sector lenders (who are also referred to as "participants'). Section 7(a) loans are the most frequently used loans within the SBA's business loan program, but must meet certain underwriting criteria. Only a portion of a Section 7(a) loan is guaranteed; thus, the borrower is required to make a capital contribution to ensure that both the SBA and the lender share the risk of the borrower defaulting. If a default occurs, the SBA will reimburse the lender for its loss, up to the percentage of the SBA's guarantee.

40. Under the Section 7(a) program, the lender makes the decision whether to make the loan, and the SBA guarantee against payment default does not cover fraud by the lender or misrepresentations by the borrowers. The SBA's guarantee is expressly subject to the agency's "Written Authorization Agreement" which is executed by the SBA and the lender. Moreover, the SBA is not liable for its guarantee if the lender has not substantially complied with the SBA's regulations or underwriting requirements.

41. The SBA Guaranteed Loan Program includes several types of lenders. The most common type, "General Purpose Lenders," submit loans to the SBA and request a SBA guarantee on a loan-by-loan basis. The SBA determines whether to participate in each loan based on the eligibility and qualifications of the borrower and the purpose of the loan. In considering each loan, the SBA evaluates the borrower's ability to repay the loan from the cash

flow of the business, the borrower's collateral and the borrower's ability to inject equity into the business. In making this determination, the SBA relies upon information and representations provided by the lender.

42. "Preferred Lenders," such as BLX, on the other hand, have been granted authority by the SBA to approve and close certain Section 7(a) loans without prior approval from the SBA. Preferred Lenders are responsible for all loan decisions regarding eligibility and creditworthiness. Preferred Lenders are also responsible for confirming that all loan closing decisions are correct and that they have complied with all SBA regulations and requirements of law. Preferred Lenders must service and liquidate their SBA guaranteed loan portfolios using generally accepted commercial banking standards employed by prudent lenders. The SBA may revoke Preferred Lender status if a Preferred Lender violates applicable statutes, regulations, or published SBA policies and procedures. *See* 13 C.F.R. § 120.450, *et seq.*

43. One of Allied Capital's portfolio companies is BLX, which according to the Form 10-K for the year ended December 31, 2005 ("the 2005 10-K"):

> [I]s a national, non-bank lender that participates in the SBA's 7(a) Guaranteed Loan Program and is licensed by the SBA as a Small Business Lending Company ("SBLC"). BLX is a nationwide preferred lender, as designated by the SBA, and originates, sells, and services small business loans. In addition, BLX originates conventional small business loans and small investment real estate loans. BLX has offices across the United States . . .
>
> *   *   *
>
> As a limited liability company, BLX's taxable income flows directly through to its members. . . [Allied] hold[s] all of BLX's Class A and Class B interests and 94.9% of the Class C interests.

44. Allied's earnings depend primarily on the level of investment income, fee and

other income, and net realized and unrealized gains or losses on its investment portfolio companies, such as BLX, after deducting interest expense. 2005 10-K at 29.

45. Allied reported total interest and related portfolio income for the year ended December 31, 2005 of $374.2 million. 2005 10-K at 27. Of this amount, BLX accounted for $37.5 million or 10%. Id. at 34. Allied also charges a "management fee" to BLX, quarterly, until Allied "suspended" the fee in the fourth quarter of 2006. Allied reported that for the year ended December 31, 2005, it "earned" from BLX $9.2 million in "fees and other income," which represented 25% of all "interest and related portfolio income earned" from BLX for 2005. 2005 10-K at 34.

46. Allied also reported in its 2005 10-K at December 31, 2005 that its investment in BLX totaled $299.4 million at cost and $357.1 million at value, or 8.9% of total assets of Allied. 2006 10-K at 34. Reported unrealized appreciation of Allied's investment in BLX at December 31, 2005 was $57.7 million. 2005 10-K at 34.

47. Allied's reported shareholders' equity at December 31, 2005 was $2,620,546,000. Thus, Allied's investment at value in BLX of $357.1 million represented almost 14% of Allied's net worth at December 31, 2005 and throughout most of the Class Period.

False and Misleading Statements Made During the Class Period

48. On November 7, 2005, the first day of the Class Period, Allied Capital announced its 2005 third quarter results in a press release, which was filed on the same day on a Form 8-K, signed by Defendant Roll. In addition, on the immediately following day, November 8, 2005, Defendants filed Allied's Form 10-Q for the third quarter ending September 30, 2005 ("the 2005

Third Quarter 10-Q"). The 2005 Third Quarter 10-Q was signed by Defendants Walton and Roll.

49. The November 7, 2005 press release and the 2005 Third Quarter 10-Q reported that Allied earned for the third quarter ended September 30, 2005: net income of $0.82 per share or $113.2 million; net investment income of $0.33 per share or $46.1 million; and net unrealized depreciation of $0.03 per share or $3.7 million. Under the caption "Portfolio Quality," Allied reported that Grade 2 investments totaled $1.8 billion or 56.0 % of the total portfolio value. BLX, valued at $356.3 million [2005 Third Quarter 10-Q at 5], was included as a Grade 2 investment.

50. Allied's November 7, 2005 press release, Form 8-K, attaching the same, and 2005 Third Quarter 10-Q were knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled, because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $145.6 million [$356.3 - $210.7], as BLX was materially overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its financial results and cash flows were driven by revenues to which it was not entitled.

51. The 2005 Third Quarter 10-Q also stated with regard to BLX that it was valued at $356.3 million, or 11.0% of Allied's total portfolio assets at September 30, 2005, and 15% of shareholders' equity.

52. The 2005 Third Quarter 10-Q reported that Allied increased BLX's unrealized appreciation by $14.6 million for the three months ended September 30, 2005, and $15.9 million

for the nine months ended September 30, 2005. No explanation was provided for these increases.

53. Defendants had no good faith or reasonable basis to increase the "value" of BLX, as BLX's value was materially impaired by the fraudulent SBA loan origination practices of BLX at its Troy, Michigan office and all other BLX offices engaging in the same.

54. The 2005 Third Quarter 10-Q also reported a misleading discussion of the status of the ongoing criminal investigations at BLX in the "Litigation" section of the 10-Q:

> On June 23, 2004, we were notified by the SEC that they are conducting an informal investigation of us. On December 22, 2004, we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, Business Loan Express, LLC. To date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office. We are voluntarily cooperating with these investigations.
>
> * * *
>
> While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, we do not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations.

[2005 Third Quarter 10-Q at 40 (note 14 to financial statements) and at 80, Item 1, Litigation].

55. The immediately preceding statements contained in the 2005 Third Quarter 10-Q were knowingly or recklessly false and misleading when made for the following reasons: Defendants failed to disclose, as they did near and after the end of the Class Period later, that: (a) the SBA-OIG and the U.S. Attorney's Office in the Eastern District of Michigan were

conducting investigations into the lending activities of BLX and its Detroit office and that these investigations were ongoing; (b) the illegal lending activities of BLX were having a material adverse impact on BLX's financial condition, and as a result Allied's financial results were negatively affected; and (c) the foregoing statements left the misimpression that both the SEC and U.S. Attorney's inquiries were primarily concerned with valuation issues.

56. Further, as required by Item 103 to Regulation S-K, Defendants failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

57. In the 2005 Third Quarter 10-Q, Allied Capital also discussed its increased financial commitment to BLX, stating:

> As the controlling equity owner of BLX, the Company has provided an unconditional guaranty to the BLX credit facility lenders in an amount equal to 50% of the total obligations (consisting of principal, letters of credit issued under the facility, accrued interest, and other fees) on BLX's three-year $275.0 million revolving credit facility, which includes a sub-facility for the issuance of letters of credit for up to a total of $50.0 million. The facility matures in January 2007. The amount guaranteed by the Company at September 30, 2005, was $136.2 million. ***This guaranty can be called by the lenders only in the event of a default by BLX. BLX was in compliance with the terms of its credit facility at September 30, 2005.*** At September 30, 2005, the Company had also provided four standby letters of credit totaling $35.6 million in connection with four term securitization transactions completed by BLX. In consideration for providing the guaranty and the standby letters of credit, BLX paid the Company fees of $1.6 million for both the three months ended September 30, 2005 and 2004, and $4.7 million and $4.4 million for the nine months ended September 30, 2005 and 2004, respectively.

[2005 Third Quarter 10-Q at 48; emphasis added]

58. The immediately preceding statement was knowingly or recklessly false and misleading when made as BLX was not in compliance with the terms of the revolving credit agreement at September 30, 2005, because (1) BLX violated SBA regulations and or its SBA

preferred lending license was impaired; and (2) BLX, *inter alia,* was recognizing revenues and or cash flows from fraudulently originated and sold SBA-guaranteed loans.

59. The November 7, 2005, press release, as well as the 2005 Third Quarter 10-Q (at 51-52 in tabular format) also reported on Allied's portfolio quality and the Company's grading system used to monitor its portfolio investments. The Company stated:

> Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however no loss of investment or return on principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment returns is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.
>
> At September 30, 2005 Grade 1 investments totaled $1.2 billion, or 35.7% of the total portfolio at value; Grade 2 investments total $1.8 billion, or 56.0% of the total portfolio; Grade 3 investments total $183.2 million, or 5.7% of the total portfolio; Grade 4 investments total $10.0 million, or 0.3% of the total portfolio; and Grade 5 investments total 74.3 million, or 2.3% of the total portfolio.

60. Allied classified the total value of BLX, $356.3 million, as a Grade 2 investment as of September 30, 2005. Defendants' representations as to the graded values of its portfolio investments were materially false and misleading as they failed to account for the fraud perpetrated at BLX. Not until the end of the Class Period did Defendants reclassify BLX downward from a Grade 2 investment to a partial Grade 3 and Grade 5 investment. Thus, the foregoing statements were false and misleading because Grade 2 investments were inflated by at least $356.3 million or almost 25%. [*i.e.*, $356.3M ÷ ($1.8B – $356.3M)].

61. The 2005 Third Quarter 10-Q again explained its portfolio valuation process, indicating that each investment is evaluated on a quarterly basis, with adjustments made for "impairment." According to Allied:

> We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being recognized in our statement of operations... Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process.
>
> * * *
>
> ...[W]e are required to specifically value each individual investment on a quarterly basis. ***We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful,*** or when the enterprise value of the portfolio Company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the Company to a potential buyer, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio Company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.
>
> [2005 Third Quarter 10-Q at 61; emphasis added]

62. At September 30, 2005, Allied reported a value of $356.3 million for BLX (or 11 % of Allied's total reported "portfolio at value" and 15% of shareholders' equity).

63. The statements contained in the immediately preceding two paragraphs were materially false and misleading at the time they were made, as they misrepresent the true state of Allied's valuation of its portfolio investments, and particularly BLX. At the time the statements were made, Defendants knew, but did not disclose, that the value of BLX had been impaired by

pervasive fraudulent loan origination practices, violations of SBA regulations and likely breaches of loan covenants.

64. Relatedly, at a November 7, 2005 earnings conference call, Defendants Sweeney and Walton avoided all questions concerning the government investigations of BLX and stated that the only factors considered in BLX's valuation were the "four separate analyses" reported upon in previous SEC filings and that related "good news" is that legal "expenses have come down" and BLX had "one of the best origination quarters they've had":

> ROBERT NAPOLI – Piper Jaffray – Analyst: "But if you take your two top investments as the end of last quarter, Advantage Sales and Marketing, BLX that's 28% of your portfolio . . ."
>
> * * *
>
> HENRY COFFEY – Ferris Baker Watts – Analyst: . . Could you talk a little bit about what's going on at BLX? How are they being impacted by the inversion of the yield curve? And in general, how is business doing there? Any comments you can make on how either what they're earning or how you're valuing that company? . . .
>
> [Defendant] SWEENEY: Well, in terms of yield curve changes that really hasn't impacted them much. . . I mean their securitizations are done floating to floating, so they don't have much impact from yield curve. ***Their originations are really good. I think they had one of the best origination quarters they've had in their fourth quarter, which was the quarter ended September 30th. From a valuation perspective, just as we've laid out in our Q in June 30th and will lay out in our Q for this quarter, we've used the same type of methodology, where we do a variety of different evaluation analyses to arrive at the value and it pretty much derives from their financial results.***
>
> HENRY COFFEY . . . Can you give us some sense, Joan, I know you'd probably have this in your queue, but what sort of year-over-year comparisons look like?
>
> [Defendant] SWEENEY: Henry, we've chosen now not to disclose BLX's financial information. We haven't put that in the Q for some time because we've made the decision that for portfolio companies, we're not going to disclose their individual financial results.

[November 7, 2005 earnings conference call; emphasis added]

65. The foregoing statements were false and misleading as Defendants failed to disclose that BLX's loan originations and the Company's valuation of BLX were being negatively impacted by fraudulently originated SBA-loans and the government investigations relating thereto.

66. Walton and Roll also provided a Certification of Chief Executive Officer and a Certification of Chief Financial Officer, as required under the Sarbanes Oxley Act of 2002 ("SOX"), attached as Exhibits 31.1 and 31.2 to the 2005 Third Quarter 10-Q, respectively, certifying that the financial statements filed by the Company "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods presented in this report." These certifications also represented that the Company's internal controls were "designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" and that the information provided under such controls was reliable and in accordance with GAAP.

67. The foregoing statement was knowingly or recklessly materially false and misleading when made, as (a) because a substantial amount of the cash flows and revenues recorded from BLX during the period opined on were from fraudulently-obtained SBA loans, Allied's results of operations and cash flows were overstated for such; and or (b) the Company's internal controls were not "designed" "to ensure that material information" received from BLX

was "reliable and in accordance with GAAP," as such controls did not account for the fraudulent SBA loan origination practices of BLX.

68. Defendants Walton and Roll further certified, as required by SOX, that "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting" had been disclosed. Exhibits 31.1 and 31.2 to the 2005 Third Quarter 10-Q.

69. The statements made in the immediately preceding paragraph were materially knowingly or recklessly false and misleading when made as there indeed were "significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting" which occurred at BLX (*i.e.,* fraudulent SBA loan origination practices) that "adversely affect[ed Allied's] ability to record, process, summarize and report financial information and any fraud whether or not material . . ."

70. The statements contained in SOX Certifications described above and as attached as Exhibits 31.1 and 31.2 to the 2005 Third Quarter 10-Q also were materially knowingly or recklessly false and misleading when made: (a) as they misrepresented the true state of internal controls, which were touted by the Defendants as providing accurate and fair reporting of the Company's financial results; and (b) as detailed above, BLX was improperly recording revenues to which it was not entitled, because of its fraudulent loan origination activities, and thus the reported financial results of both BLX and Allied were not in accordance with GAAP.

71. Defendants' knew or were reckless in not knowing that the preceding alleged false and misleading statements made in the November 7, 2005 earnings release, 2005 Third Quarter 10-Q, the November 7, 2005 earnings conference call, and the SOX Certifications attached as Exhibits 31.1 and 31.2 to the 2005 Third Quarter 10-Q, were false and misleading for at least the following reasons: (a) by March 11, 2005, Defendants had received the Einhorn Letter providing, *inter alia,* several examples of fraudulent loan activities in Detroit and other BLX offices by BLX and its Allied predecessors; (b) by the third quarter ended September 30, 2005, Allied had incurred over $30 million in legal fees in large part concerning the SEC, Justice Department and SBA-OIG investigations; (c) current and former Allied and BLX employees, including Harrington on at least October 6, 2005, had been interviewed and/or testified to government agents and/or before grand juries; (d) Defendants Sweeney and Walton were either managers, officers or directors of BLX and/or BLC in multiple states; and (e) Allied's required involvement as a BDC in BLX's management, operations and internal controls. BLX was 95%-owned by Allied since 2000 and was valued at times as almost 15% of Allied's net worth.

72. On November 9, 2005, Allied's stock price climbed to $29.06 per share, up from its close of $26.95 per share on November 4, 2005 (the last trading day before Defendants' November 7, 2005 press release and earnings conference call). Trading volume was particularly high on November 7, 2005 (at almost a million shares), when the stock price closed at $28.30.

73. On January 31, 2006, Allied issued a press release announcing that the Company had completed the sale of 3 million shares of its common stock at $29.25 per share for total proceeds of $87.8 million.

74. On March 6, 2006, Allied issued a press release reporting on the Company's financial results for the year ended December 31, 2005, with net income as $6.36 per share or $872.8 million and net investment income at $1 per share or $137.2 million, compared to $201 million or $1.52 per share for the year end and December 31, 2004. The sum of net investment and net realized gain was reported by Allied in the press release as $410.7 million or $2.99 per share for the year ended December 31, 2005, as compared to $318.2 million or $2.40 per share for year ended December 31, 2004.

75. The Company's financial results reported in the March 6, 2006 press release were attached to a Form 8-K filed with the SEC on March 6, 2006 and signed by Defendant Roll ("March 6, 2006 Form 8-K").

76. On March 13, 2006, Allied filed its 2005 10-K with the SEC for the year ending December 31, 2005, which was signed by Defendants Walton, Roll and Sweeney. The 2005 10-K repeated the information contained in the March 6, 2006 press release.

77. Allied's March 6, 2006 press release, Form 8-K and 2005 10-K detailed above, were knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $140 million, as BLX was grossly overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its results and cash flows were driven by revenues for which it was not entitled.

78. The Company's financial results were comprised, in material part, by proceeds from fraudulent loans, generated by its second largest portfolio company, BLX. Defendants knew, or were reckless in not knowing, that BLX's fraudulently generated revenues and/or cash flows would and indeed did jeopardize BLX's preferred lending status with the SBA and its compliance with loan covenants. BLX's preferred lending status was critical to BLX's ability to sell the loans, which it would then continue to service for a fee on the secondary market, generating income for BLX and Allied.

79. The March 6, 2006 press release, as well as the 2005 10-K and the March 6, 2006 Form 8-K also reported on Allied's portfolio quality and the Company's grading system used to monitor its portfolio investments. The Company stated:

> At December 31, 2005 Grade 1 investments totaled $1.6 billion, or 45.6% of the total portfolio at value; Grade 2 investments total $1.7 billion, or 48.0% of the total portfolio; Grade 3 investments total $149.1 million or 4.1% of the total portfolio; Grade 4 investments total $26.5 million, or 0.7% of the total portfolio; and Grade 5 investments total 57.0 million or 1.6% of the total portfolio. Grade 1 is for those investments for which capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however no loss of investment or return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment returns is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.

80. Allied classified the total value of BLX, $357.1 million, as a Grade 2 investment as of December 31, 2005. Defendants' representations as to the graded values of its portfolio investments were materially false and misleading as it failed to account for the fraud perpetrated at BLX. Not until the end of the Class Period, did Defendants reclassify BLX downward from a Grade 2 investment to a partial Grade 3 and Grade 5 investment. Thus, the foregoing statements

were false and misleading because Grade 2 investments were inflated by at least $357.1 million, or over 29%. [*i.e.*, $357.1 ÷ $1.6B – $357.1M].

81. In the 2005 10-K, Defendants also commented on the managerial participation it provides to its "portfolio investments," which included BLX, its 95%-owned subsidiary:

> Portfolio Monitoring and Development. Middle market companies often lack the management expertise in experience found in later companies. As a BDC we are required by the 1940 Act to make available significant managerial assistance to our portfolio companies. Our senior level professionals work with portfolio management teams to assist them in building their businesses. Managerial assistance includes, but is not limited to, management and consulting services related to corporate finance, marketing, human resources, personnel and board member recruiting, business operations, corporate governance, risk management and other general business matters. Our corporate finance assistance includes supporting our portfolio company's efforts to structure and attract additional capital. We believe that our extensive network of industry relationships and our internal resources help make us a collaborative partner in the development of our portfolio companies.
>
> Our team of investment professionals regularly monitor the status and performance of each investment. This portfolio company monitoring process generally includes review of the portfolio company's financial performance against its business plan, review of current financial statements in compliance with the financial covenants, evaluation of significant current developments and assessment of future exit strategies. For debt investments you may have board observation rights that allow us to attend portfolio board meetings. For buy out investments, we generally hold the majority of the seats on the board of directors or we own a controlling interest in the portfolio company and we have board observation rights where we don't own a controlling interest in the portfolio company.
>
> Our portfolio management committee oversees the overall performance of the portfolio, including reviewing the performance with selected portfolio companies, overseeing portfolio companies and workout status, reviewing and approving certain amendments or modifications to the existing investments, reviewing and approving certain portfolio exits, and reviewing or approving certain actions by portfolio companies whose voting securities are more than 50% owned by us. Our portfolio management committee is chaired by our Chief Executive Officer and includes our Chief Operating Officer, Chief Financial Officer, Chief Evaluation Officer (non-voting member), and three managing directors. From time to time we will identify investments that require closer monitoring or

> become workout assets. We develop workout strategy for workout assets in the portfolio management committee gauges our progress against the strategy.

82. The statements contained in the immediately preceding paragraph were materially false and misleading at the time the statements were made for the following reasons: (a) Defendants' claim that they closely monitored virtually all aspects of their portfolio companies' business functions, which included BLX, was false and misleading as either such control and oversight was not executed or if it was, Defendants misrepresented, *inter alia,* that: (i) BLX was a Grade 2 Investment, "performing as expected"; (ii) BLX was in compliance with its debt covenants as it was not because, *inter alia*, it was recognizing revenue to which it was not entitled for fraudulent origination of SBA loans; and (iii) BLX was overvalued by at least $142 million or by 29%; (b) alternatively, had Defendants exercised the oversight and control they claimed, BLX would not have been able to enter into millions of dollars worth of fraudulent SBA guaranteed loans. This is demonstrated by, *inter alia*, the affidavit of Stanley C. Chappell, a Senior Special Agent with the SBA, which states that Harrington, an Executive Vice President of BLX and other BLX employees working under his direction, originated fraudulent SBA-guaranteed loans, knowing that the financial qualifications of the principals of the small business borrowers were false.

83. However, Allied charged and collected from BLX a quarterly "management fee" for the year ended December 31, 2005 and for each of the first three quarters of 2006. Defendants reported after the end of the Class Period that Allied suspended its management fee to BLX for the fourth quarter of 2006.

84. As Allied's SEC filings report, these fees include services for management, board membership, and risk management:

> *Fees and Other Income.* Fees and other income primarily include fees related to financial structuring, diligence, transaction services, management and consulting services to portfolio companies, commitments, guarantees, and other services and loan prepayment premiums. As a business development company, we are required to make significant managerial assistance available to the companies in our investment portfolio. ***Managerial assistance includes, but is not limited to, management*** and consulting services related to corporate finance, marketing, ***human resources, personnel and board member recruiting, business operations, corporate governance, risk management and other general business matters.***

[2005 10-K at 42; emphasis added]

85. In the 2005 10-K, Allied Capital explained its portfolio valuation process, indicating that each investment is evaluated on a quarterly basis, with adjustments made accordingly. According to Allied:

> We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being recognized in our statement of operations... Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process
>
> * * *
>
> ...[W]e are required to specifically value each individual investment on a quarterly basis. ***We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful, or when the enterprise value of the portfolio Company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the Company to a potential buyer,*** including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio Company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.

[Emphasis added]

86. At December 31, 2005, Allied reported a value of $357.1 million for BLX (or 8.9% of its total assets, 10% of Allied's total reported "portfolio at value," and almost 14% of shareholders' equity).

87. The statements contained in the two immediately preceding paragraphs were materially false and misleading at the time they were made, as they misrepresent the true state of Allied's valuation of its portfolio investments, and particularly BLX. At the time the statements were made, Defendants knew, but did not disclose, that the value of BLX had been impaired by fraudulent loan practices.

88. In the 2005 10-K, Allied Capital also discussed its financial commitment to BLX, stating:

> At December 31, 2005, BLX had a three-year $275.0 million revolving credit facility provided by third party lenders that matures in January 2007. The facility provides for a sub-facility for the issuance of letters of credit for up to a total of $50 million. As the controlling equity owner in BLX, we have provided an unconditional guaranty to the revolving credit facility lenders in an amount equal to 50% of the total obligations . . . of BLX under the revolving credit facility. At December 31, 2005, the principal amount outstanding on the revolving credit facility was $228.2 million and letters of credit issued under the facility were $41.7 million. The total obligation guaranteed by us at December 31, 2005, was $135.4 million. ***This guarantee can be called by lenders only in the event of default by BLX. BLX was in compliance with the terms of the revolving credit facility at December 31, 2005.***

[Emphasis added]

89. The immediately preceding statement was knowingly or recklessly false and misleading when made as BLX was not in compliance with the terms of the revolving credit agreement at December 31, 2005, because (1) BLX violated SBA regulations and or its SBA

preferred lending license was impaired; and (2) BLX, *inter alia,* was recognizing revenues and or cash flows from fraudulently originated and securitized SBA-guaranteed loans.

90. The 2005 10-K also misrepresented the nature and scope of ongoing civil and criminal investigations into BLX and Allied:

> On June 23, 2004, we were notified by the SEC that they are conducting an informal investigation of us. On December 22, 2004, we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, Business Loan Express, LLC. To date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office. We are voluntarily cooperating with these investigations.
>
> While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, we do not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations.

91. The immediately preceding statements contained in the 2005 10-K were knowingly or recklessly false and misleading when made for the following reasons: Defendants failed to disclose, as they did near and after the end of the Class Period later that (a) the office of Inspector General of the SBA and the Department of Justice in the Eastern District of Michigan were conducting investigations into the lending activities of BLX and its Detroit office and that these investigations were ongoing; (b) the illegal lending activities of BLX were having a material adverse impact on BLX's financial condition, and as a result Allied's financial results were negatively affected; and (c) the foregoing statements left the misimpression that both the SEC and U.S. Attorney's inquiries were primarily concerned with valuation issues.

92. Further, as required by Item 103 to Regulation S-K, Defendants failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

93. Walton and Roll also provided a Certification of Chief Executive Officer and a Certification of Chief Financial Officer, as required under the Sarbanes Oxley Act of 2002 ("SOX") attached as Exhibits 31.1 and 32.2 to the 2005 10-K, respectively, certifying that the financial statements filed by the Company "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods presented in this report." These certifications also represented that the Company's internal controls were "designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" and that the information provided under such controls was reliable and in accordance with GAAP.

94. The foregoing statements were knowingly or recklessly materially false and misleading when made, as (a) because a substantial amount of the cash flows and revenues recorded from BLX during the period opined on were from fraudulently-obtained SBA loans, Allied's results of operations and cash flows were overstated for such; and or (b) the Company's internal controls were not "designed" "to ensure that material information" received from BLX was "reliable and in accordance with GAAP," as such controls did not account for the fraudulent SBA loan origination practices of BLX.

95. Defendants Walton and Roll further certified, pursuant to the 2005 10-K Exhibits 31.1 and 31.2, as required by SOX, that "all significant deficiencies and material weaknesses in the design or operation of internal control, over financial reporting which are reasonably likely to

adversely affect the registrant's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting" had been disclosed.

96. The statements described in the immediately preceding paragraph were materially knowingly or recklessly false and misleading when made as there were in fact "significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting" which occurred at BLX (*i.e.,* fraudulent SBA loan origination practices) that "adversely affect[ed Allied's] ability to record, process, summarize and report financial information and any fraud whether or not material . . ."

97. The statements contained in the 2005 10-K Exhibits 31.1 and 31.2, as described above also were materially knowingly or recklessly false and misleading when made: (a) as they misrepresented the true state of internal controls, which were touted by the Defendants as providing accurate and fair reporting of the Company's financial results; (b) as detailed above, BLX was improperly recording revenues to which it was not entitled, because of its fraudulent loan origination activities, and thus the reported financial results of both BLX and Allied were not in accordance with GAAP.

98. Defendants knew or were reckless in not knowing that the preceding alleged false and misleading statements made in the March 6, 2006 earnings release, 2005 10-K, and the SOX Certifications attached as Exhibits 31.1 and 31.2 to the 2005 10-K were false and misleading for at least the following reasons: (a) by March 11, 2005, Defendants had received the Einhorn Letter providing, *inter alia,* several examples of fraudulent loan activities in Detroit and other

BLX offices by BLX and its Allied predecessors; (b) by the quarter ended September 30, 2005 Allied had incurred over $30 million in legal fees in large part concerning the SEC, Justice Department and SBA-OIG investigations; (c) current and former Allied and BLX employees, including Harrington on at least October 6, 2005, had been interviewed and or testified to government agents and or before grand juries; (d) and Defendants Sweeney and Walton were either managers, officers or directors of BLX and\or BLC in multiple states; and (e) Allied's required involvement as a BDC in BLX's management, operations and internal controls. BLX was 95%-owned by Allied since 2000 and was valued at times as almost 15% of Allied's net worth.

99. Between March 6, 2006 and March 14, 2006, Allied's stock price edged up from $30.18 per share to close at $30.66 per share.

100. On March 15, 2006, analyst Davenport & Company, LLC ("Davenport"), noting Allied's net appreciation of the portfolio was $502.1 million for 2005, stated Allied's "[a]sset quality continued to improve" and "[m]anagement characterized asset quality at December 31st to be as good as it gets in the private equity business." Davenport also stated "{o]ur estimate for net investment income is unchanged for this year since we hope the Company will incur materially lower litigation and investigative expenses associated with the SEC probe..."

101. On May 3, 2006, Allied Capital issued a press release announcing its financial results for its first quarter of 2006. Net income was reported to be $99.6 million or $0.70 per share. Net investment income was reported as $41.3 million or $0.29 per share. And net unrealized depreciation was reported at $2.64 per share or $374.5 million. Under the caption "Portfolio Quality," Allied reported that Grade 2 investments totaled $2.2 billion or 59.2% of the

total portfolio value at March 31, 2007. The May 3, 2006 press release was attached to a Form 8-K filed on the same day and signed by Defendant Roll ("May 3, 2006 Form 8-K").

102. Allied's May 3, 2006 press release and Form 8-K attaching the same were knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $120 million, as BLX was grossly overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its results and cash flows were driven by revenues to which it was not entitled.

103. The Company's financial results were comprised, in material part, of proceeds from fraudulent loans, generated by its second largest portfolio company, BLX. Defendants knew, or were reckless in not knowing, that BLX's fraudulently-generated revenues and or cash flows would and indeed did jeopardize BLX's preferred lending status with the SBA and its compliance with loan covenants. BLX's preferred lending status was critical to BLX's ability to sell the loans, which it would then continue to service for a fee on the secondary market, generating income for BLX and Allied.

104. At the time the statements were made, as demonstrated by, *inter alia,* the sworn affidavit of SBA Senior Special Agent Stanley C. Chappell and the criminal indictments issued related to the government's investigation, millions of dollars worth of loans backed by SBA guarantees were fraudulently issued by BLX. Defendants knew or recklessly disregarded, but failed to disclose, that BLX's revenues were in material part due to fraudulent business practices

which jeopardized BLX's ability to continue as a preferred SBA lender and comply with debt covenants.

105. On the same day, May 3, 2006, Allied Capital hosted an analyst conference call to discuss its first quarter 2006 results. During the call, Defendant Sweeney noted that the value of Allied's portfolio had increased to $3.7 billion from $3.6 billion "after changes in portfolio valuation and other changes" and that Allied had collected $5.7 million in management fees.

106. Also during the May 3, 2006 conference call, Allied Capital Managing Director, Private Finance Group, Mike Grisius stated that Allied's private finance debt portfolio yield had declined to 12.5% at March 31, 2006 compared to 13% at December 31, 2005. Grisius attributed the decline to the higher level of lower yielding senior loans currently on the balance sheet.

107. Later in the same call, the following exchange took place between Defendant Sweeney and Harris Nesbitt Analyst David Chiaverini:

> DAVID CHIAVERINI: **Could you talk a little bit about the credit environment, and what you are seeing out there?** And you alluded to where we might be in the credit cycle. Could you elaborate a little where your thoughts are there? Thanks.
>
> [Defendant] SWEENEY: I think another thing just on the credit market, that you can see, is you can refer back to our slide 17 in the slide deck is, that probably the best indicator that credit markets are good, is when banks get very, very aggressive. And we are in probably the most aggressive bank lending market, with senior debt coming in at 3.8 times EBITDA, that we have seen in a long time. **We noticed from reports we have gotten from our portfolio company Business Loan Express, that they are seeing banks dip into their space extremely aggressively. And they experienced prepayments, and kind of scaled back their investment origination goals for the year, simply because they are seeing a very, very aggressive bank market.** So I think that tells you that we are still in a credit market that's very, very competitive.

[Emphasis added]

108. The above statements concerning declining returns for Allied's debt portfolios were knowingly or recklessly materially false and misleading when made; as they failed to disclose that the decline was in substantial part due to BLX originating fewer SBA Loans and or other loans due to: (a) the various government investigations of Allied, BLX and Harrington, and or (b) the transitioning from the fraudulent SBA loan origination practices at BLX to non-SBA business, as later disclosed by Defendants at the February 22, 2007 conference call and in the Form 10-K filed on March 1, 2007 for the year ended December 31, 2006.

109. On May 4, 2006, Davenport issued an analyst report regarding the Company's 2006 first quarter results in which it observed, "[a]sset quality indicators have deteriorated, but not in a meaningful way."

110. On May 8, 2006, Allied Capital filed a Form 10-Q for the quarter ended March 31, 2006 (the "2006 First Quarter 10-Q"). The 2006 First Quarter 10-Q repeated the results reported in Allied's May 3, 2006 press release: net income was reported to be $99.6 million or $0.70 per share. Net investment income was reported as $41.3 million or $0.29 per share, and net unrealized depreciation was reported at $2.64 per share or $374.5 million. Under the caption "Portfolio Quality," Allied reported that Grade 2 investments totaled $2.2 billion or 59.2% of the total portfolio value at March 31, 2007. The May 8, 2006 10-Q was signed by Defendants Walton and Roll.

111. Allied's 2006 First Quarter 10-Q was knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or

depreciation was overstated by at least $120 million, as BLX was grossly overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its results and cash flows were driven by revenues to which it was not entitled.

112. The 2006 First Quarter 10-Q also stated with regard to BLX that it was valued at $326.2 million or 7.9% of Allied's total assets at March 31, 2006, but that Allied decreased BLX's unrealized appreciation by $22.7 million for the three months ended March 31, 2006 due to a reduction in enterprise value of approximately 4%, stating that BLX recently experienced higher loan prepayments.

113. The immediately preceding statement was knowingly or recklessly materially false and misleading because Defendants failed to disclose that BLX was reducing its SBA loan business and increasing its non-SBA loan business, at least in part, due to the government's investigation of fraudulent SBA loan origination practices at BLX and the imminent closure of BLX's Troy, Michigan office, as a result thereof.

114. In the May 8, 2006 Form 10-Q, Allied Capital repeated its misleading and incomplete discussion of the status of the ongoing criminal investigations at BLX:

> On June 23, 2004, we were notified by the SEC that they are conducting an informal investigation of us. On December 22, 2004, we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, Business Loan Express, LLC. To date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office. We are voluntarily cooperating with these investigations.

> While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, we do not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations.

115. The immediately preceding statements contained in the 2006 First Quarter 10-Q were knowingly or recklessly false and misleading when made for the following reasons: Defendants failed to disclose, as they did near and after the end of the Class Period later, that (a) the SBA-OIG and the U.S. Attorney's Office in of the Eastern District of Michigan were conducting investigations into the lending activities of BLX and its Detroit office and that these investigations were ongoing; (b) the illegal lending activities of BLX were having a material adverse impact on BLX's financial condition, and as a result Allied's financial results were negatively affected; and (c) the foregoing statements left the misimpression that both the SEC and U.S. Attorney's inquiries were primarily concerned with valuation issues.

116. Further, as required by Item 103 to Regulation S-K, Defendants failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

117. In the 2006 First Quarter 10-Q, Allied Capital also discussed its increased financial commitment to BLX, stating:

> On March 17, 2006, BLX closed on a new three-year $500.0 million revolving credit facility that matures in March 2009, which replaced the existing facility. The revolving credit facility may be expanded through new or additional commitments up to $600 million at BLX's option. This new facility provides for a sub-facility for the issuance of letters of credit for up to 25% of the committed facility. The Company has provided an unconditional guaranty to the revolving credit facility lenders in an amount equal to 50% of the total obligations . . . on this facility. The amount guaranteed by the Company at March 31, 2006 was $141.1 million. ***This guarantee can be called by lenders only in the event of default under the BLX credit facility. BLX was in compliance with the terms of this facility at March 31, 2006.***

[Emphasis added]

118. The immediately preceding statement was knowingly or recklessly false and misleading when made as BLX was not in compliance with the terms of the revolving credit agreement at March 31, 2006, because (1) BLX violated SBA regulations and or its SBA preferred lending license was impaired; and (2) BLX, *inter alia,* was recognizing revenues and or cash flows from fraudulently-originated and sold-SBA-guaranteed loans.

119. The May 3, 2006, press release, as well as the 2006 First Quarter 10-Q (at 51 in tabular format) also reported on Allied's portfolio quality and the Company's grading system used to monitor its portfolio investments. The Company stated:

> Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however no loss of investment or return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment returns is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.
>
> At March 31, 2006 Grade 1 investments totaled $1.3 billion, or 34.9% of the total portfolio at value; Grade 2 investments total $2.2 billion, or 59.2% of the total portfolio; Grade 3 investments total $95.0 million or 2.6% of the total portfolio; Grade 4 investments total $64.5 million, or 1.7% of the total portfolio; and Grade 5 investments total 60.4 million or 1.6% of the total portfolio.

120. Allied classified the total value of BLX, $326.2 million, as a Grade 2 investment as of March 31, 2006. Defendants' representations as to the graded values of its portfolio investments were materially false and misleading as they failed to account for the fraud perpetrated at BLX. Not until the end of the Class Period did Defendants reclassify BLX downward from a Grade 2 investment to a partial Grade 3 and Grade 5 investment. Thus, the

alia, several examples of fraudulent loan activities in Detroit and other BLX offices by BLX and its Allied predecessors; (b) by the quarter ended September 30, 2005 Allied had incurred over $30 million in legal fees, in large part concerning the SEC, Justice Department and SBA-OIG investigations; (c) current and former Allied and BLX employees, including Harrington on at least October 6, 2005, had been interviewed and\or testified to government agents and or before grand juries; (d) Defendants Sweeney and Walton were either managers, officers or directors of BLX and or BLC in multiple states; and (e) Allied's required involvement as a BDC in BLX's management, operations and internal controls. BLX was 95%-owned by Allied since 2000 and was valued at times as almost 15% of Allied's net worth.

130. During the quarter ended March 31, 2006, Allied in a secondary offering sold 3 million shares of its common stock onto the unsuspecting market at inflated prices for proceeds of $87,750,000.

131. Between May 2, 2006 and May 8, 2006, Allied's stock price traded as high as $30.75 per share and closed at $30.30 per share on May 8, 2006.

132. On or about July 25, 2006, Allied sold in the secondary public market $400 million worth of the Company's five-year unsecured notes.

133. On August 1, 2006, BLX closed its Troy, Michigan office, which was at least one of the targets of the SBA and Justice Department's investigations into fraudulently originated SBA loans.

134. On August 2, 2006, Allied Capital issued a press release reporting on its second quarter ending June 30, 2006 financial results. Allied Capital reported net income of $33.7 million or $0.24 per share for the second quarter. Allied also reported net investment income of

foregoing statements were false and misleading because Grade 2 investments were inflated by at least $326.2 million or over 17.5%. [*i.e.*, $326.2M ÷ ($2.2B – $326.2M)].

121. In the 2006 First Quarter 10-Q, Allied Capital again explained its portfolio valuation process, indicating that each investment is evaluated on a quarterly basis, with adjustments made for "impairment." According to Allied:

> We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being recognized in our statement of operations... Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process
>
> * * *
>
> ...[W]e are required to specifically value each individual investment on a quarterly basis. ***We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful,*** or when the enterprise value of the portfolio Company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the Company to a potential buyer, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio Company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.
>
> [2006 First Quarter 10-Q at 61; emphasis added]

122. At March 31, 2006, Allied reported a value of $326.2 million for BLX (or 8.8% of Allied's total reported "portfolio at value" and 13.3% of shareholders' equity).

123. The statements contained in the immediately preceding two paragraphs were materially false and misleading at the time they were made, as they misrepresent the true state of Allied's valuation of its portfolio investments, and particularly BLX. At the time the statements

reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting" had been disclosed.

127. The statements made in the immediately preceding paragraph were materially knowingly or recklessly false and misleading when made as there indeed were "significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting" which occurred at BLX (*i.e.*, fraudulent SBA loan origination practices) that "adversely affect[ed Allied's] ability to record, process, summarize and report financial information and any fraud whether or not material . . ."

128. The statements contained in Exhibits 31.1 and 31.2 to the 2006 First Quarter 10-Q, as described in the immediately preceding paragraphs, also were materially knowingly or recklessly false and misleading when made: (a) as they misrepresented the true state of internal controls, which were touted by the Defendants as providing accurate and fair reporting of the Company's financial results; and (b) as detailed above, BLX was improperly recording revenues to which it was not entitled, because of its fraudulent loan origination activities, and thus the reported financial results of both BLX and Allied were not in accordance with GAAP.

129. Defendants knew or were reckless in not knowing that the preceding alleged false and misleading statements made in the May 3, 2006 earnings release, the May 3, 2006 earnings conference call, 2006 First Quarter 10-Q, and the SOX Certifications attached as Exhibits 31.1 and 31.2 to the 2006 First Quarter 10-Q were false and misleading for at least the following reasons: (a) by March 11, 2005, Defendants had received the Einhorn Letter providing, *inter*

were made, Defendants knew, but did not disclose, that the value of BLX had been impaired by fraudulent loan practices.

124. Walton and Roll also provided a Certification of Chief Executive Officer and a Certification of Chief Financial Officer, attached as Exhibits 31.1 and 31.2 to the 2006 First Quarter 10-Q, as required under SOX, respectively, certifying that the financial statements filed by the Company "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods presented in this report." These certifications also represented that the Company's internal controls were "designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" and that the information provided under such controls was reliable and in accordance with GAAP.

125. The foregoing statement was knowingly or recklessly materially false and misleading when made, as (a) because a substantial amount of the cash flows and revenues recorded from BLX during the period opined on were from fraudulently-obtained SBA loans, Allied's results of operations and cash flows were overstated for such; and or (2) the Company's internal controls were not "designed" "to ensure that material information" received from BLX was "reliable and in accordance with GAAP," as such controls did not account for the fraudulent SBA loan origination practices of BLX.

126. Defendants Walton and Roll further certified pursuant to Exhibits 31.1 and 31.2 to the 2006 First Quarter 10-Q, as required by SOX, that "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are

$50.2 million or $0.35 per share; and net unrealized depreciation of $116.7 million or $0.81 per share. Under the caption "Portfolio Quality," Allied reported that Grade 2 investments totaled $2.2 billion or represented 60.6% of the total portfolio value. BLX, valued at $317.2 million, was included as a Grade 2 investment. On the same day, the Company filed a Form 8-K attaching the August 2, 2006 press release. The Form 8-K was signed by Defendant Roll.

135. Allied's August 2, 2006 press release and Form 8-K attaching the same were knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $106.5 million [$210.7 (at December 31, 2006) - $317.2], as BLX was materially overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its results and cash flows were driven by revenues to which it was not entitled.

136. On the same day, August 2, 2006, Allied Capital hosted an analyst conference call to discuss its second quarter 2006 results. During this call, Defendant Walton called attention to the fact that Allied Capital had become the first BDC to issue public investment grade unsecured notes, Defendant Sweeney touted the growth of Allied's interest bearing portfolio, and Defendant Roll, while discussing Allied's portfolio, stated, "[o]ur quality statistics improved this quarter..."

137. Later in the same call, the following exchange took place between Defendant Walton and JMP Securities Analyst Don Destino:

DESTINO: Got you. On then on expenses, expense controls look great. **Any chance that some of that relief on the expense line is lower legal expenses related to the informal SEC investigation?**

[Defendant] WALTON: **Yes, there's a good chance that's true.** If you look at slide 7, you can see the line item we singled out for investigation-related costs.

DESTINO: I'm sorry. I missed that.

[Defendant] WALTON: That's okay. We didn't touch on this slide in the presentation, but it went from 2.9 million in Q1 to about half million, $500,000 in Q2.

DESTINO: **Could an enterprising analyst assume that that means you think that's coming to an end, with not much of a punch line to it?**

[Defendant] WALTON: **One would hope. You know, it's obviously a lot quieter.**

[Emphasis added]

138. Defendant Walton had no good faith or reasonable basis to make the foregoing material statements, as the Detroit BLX office was closed in August 2006, the same month in which this call occurred. Defendants at that time knew, but failed to disclose, that the government investigations were not only related to portfolio valuation, but to fraudulent SBA loan origination practices engaged in by BLX employees which impaired the Company's SBA preferred lending status and were a breach of BLX's loan covenants. Thus, all of the foregoing would lead to increased legal expenses, not less.

139. Also on August 2, 2006, analysts at BB&T commented, "asset quality remains outstanding" and "asset quality remains excellent..."

140. The market seized on this information, and Allied Capital's stock price increased $.19 to close at $28.54 on August 2, 2006.

141. On August 9, 2006, Allied Capital filed its Form 10-Q for the second quarter of 2006 containing the same financial results for the second quarter as reported in the August 2, 2006 press release (the "2006 Second Quarter 10-Q"). The 2006 Second Quarter 10-Q was signed by Defendants Walton and Roll.

142. Allied's 2006 Second Quarter 10-Q was knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $106.5 million [$210.7 (at December 31, 2006) - $317.2], as BLX was materially overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its financial results and cash flows were driven by revenues to which it was not entitled.

143. The 2006 Second Quarter 10-Q also stated that with regard to BLX that it was valued at $317.2 million or 8% of Allied's "total portfolio value" at June 30, 2006, but that Allied decreased BLX's unrealized appreciation by $10.9 million from the prior quarter end due to a "reduction in enterprise value" of approximately 6%, adding that:

> BLX has experienced higher loan prepayments in recent months, which BLX management believes is due to a robust economy and increased competition from banks. BLX management has scaled back their traditional loan originations to remain selective in this competitive environment, and is also developing new loan products.

[2006 Second Quarter 10-Q at 80]

144. The immediately preceding statement was knowingly or recklessly materially false and misleading because Defendants failed to disclose that BLX was reducing its SBA loan

business and increasing its non-SBA loan business, and this was due, at least in part, to the government's investigation of fraudulent SBA loan origination practices at BLX, the pending closure of the Troy office, and termination of its principal, Harrington.

145. The 2006 Second Quarter 10-Q repeated its misleading discussion of the status of the ongoing criminal investigations at BLX:

> On June 23, 2004, we were notified by the SEC that they are conducting an informal investigation of us. On December 22, 2004, we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, Business Loan Express, LLC. To date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office. We are voluntarily cooperating with these investigations.
>
> While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, we do not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations.

146. The immediately preceding statements contained in the 2006 Second Quarter 10-Q were knowingly or recklessly false and misleading when made for the following reasons: Defendants failed to disclose, as they did near and after the end of the Class Period later, that (a) the SBA-OIG and the U.S. Attorney's Office in the Eastern District of Michigan were conducting investigations into the lending activities of BLX and its Detroit office and that these investigations were ongoing; (b) the illegal lending activities of BLX were having a material adverse impact on BLX's financial condition, and as a result Allied's financial results were

negatively affected; and (c) the foregoing statements left the misimpression that both the SEC and U.S. Attorney's inquiries were primarily concerned with valuation issues.

147. Further, as required by Item 103 to Regulation S-K, Defendants failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

148. In the 2006 Second Quarter 10-Q, Allied Capital also discussed its increased financial commitment to BLX, stating:

> On March 17, 2006, BLX closed on a new three-year $500.0 million revolving credit facility that matures in March 2009, which replaced the existing facility. The revolving credit facility may be expanded through new or additional commitments up to $600 million at BLX's option. This new facility provides for a sub-facility for the issuance of letters of credit for up to 25% of the committed facility. We have provided an unconditional guaranty to the revolving credit facility lenders in an amount equal to 50% of the total obligations . . . under this facility. At June 30, 2006, the principal amount outstanding on the revolving credit facility was $238.7 million and letters of credit issued under this facility were $56.7 million. The total obligation guaranteed by us at June 30, 2006 was $149.2 million. This guarantee can be called by lenders only in the event of default under the BLX credit facility, ***which includes certain defaults under our revolving credit facility. BLX has determined it*** was in compliance with the terms of this facility at June 30, 2006.

[2006 Second Quarter 10-Q at 62; emphasis added]

149. The immediately preceding statement was knowingly or recklessly false and misleading when made as BLX was not in compliance with the terms of the revolving credit agreement at June 30, 2006, because (1) BLX violated SBA regulations and or its SBA preferred lending license was impaired; and (2) BLX, *inter alia,* was recognizing revenues and or cash flows from fraudulently originated and sold SBA-guaranteed loans.

150. The August 2, 2006, press release, as well as the 2006 Second Quarter 10-Q (in tabular format) also reported on Allied's portfolio quality and the Company's grading system used to monitor its portfolio investments. The Company stated:

> Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however no loss of investment or return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment returns is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.
>
> At June 30, 2006 Grade 1 investments totaled $ 1.2 billion, or 34.5% of the total portfolio at value; Grade 2 investments total $2.2 billion, or 60.6% of the total portfolio; Grade 3 investments total $93.1 million, or 2.6% of the total portfolio; Grade 4 investments total $27.4 million, or 0.8% of the total portfolio; and Grade 5 investments total 54.0 million, or 1.5% of the total portfolio.

151. Allied classified the total value of BLX, $317.2 million, as a Grade 2 investment as of June 30, 2006. Thus, Defendants' representations as to the graded values of its portfolio investments were materially false and misleading as they failed to account for the fraud perpetrated at BLX. Not until the end of the Class Period did Defendants reclassify BLX downward from a Grade 2 investment to a "partial" Grade 3 and Grade 5 investment. Thus, the foregoing statements were false and misleading because Grade 2 investments were inflated by at least $317.2 million or almost 17%. [*i.e.*, $317.2M ÷ ($2.2B – $317.2M)].

152. The 2006 Second Quarter 10-Q again explained the Company's purported portfolio valuation process, indicating that each investment is evaluated on a quarterly basis, with adjustments made for "impairment." According to Allied:

> We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being

> recognized in our statement of operations... Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process.
>
> * * *
>
> ...[W]e are required to specifically value each individual investment on a quarterly basis. ***We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful, or when the enterprise value of the portfolio Company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the Company to a potential buyer,*** including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio Company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.
>
> [2006 Second Quarter 10-Q at 77; emphasis added]

153. At June 30, 2006, Allied reported a value of $317.2 million for BLX (or 8% of Allied's total reported "portfolio at value" and 11.8 % of shareholders' equity).

154. The statements contained in the immediately preceding two paragraphs were materially false and misleading at the time they were made, as they misrepresent the true state of Allied's valuation of its portfolio investments, and particularly BLX. At the time the statements were made, Defendants knew, but did not disclose, that the value of BLX had been impaired by fraudulent loan practices and consequent violations of loan covenants.

155. Walton and Roll also provided a Certification of Chief Executive Officer and a Certification of Chief Financial Officer, pursuant to Exhibits 31.1 and 31.2 to the 2006 Second Quarter 10-Q, as required under SOX, respectively, certifying that the financial statements filed by the Company "fairly present in all material respects the financial condition, results of

operations and cash flows of the registrant of, and for, the periods presented in this report." These certifications also represented that the Company's internal controls were "designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" and that the information provided under such controls was reliable and in accordance with GAAP.

156. The foregoing statements were knowingly or recklessly materially false and misleading when made, as (a) because a substantial amount of the cash flows and revenues recorded from BLX during the period opined on were from fraudulently-obtained SBA loans, Allied's results of operations and cash flows were overstated for such; and or (2) the Company's internal controls were not "designed" "to ensure that material information" received from BLX was "reliable and in accordance with GAAP," as such controls did not account for the fraudulent SBA loan origination practices of BLX.

157. Defendants Walton and Roll further certified, pursuant to Exhibits 31.1 and 31.2 to the 2006 Second Quarter 10-Q as required by SOX, respectively, that "all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting" had been disclosed.

158. The statements made in the immediately preceding paragraph were materially knowingly or recklessly false and misleading when made as there indeed were "significant

deficiencies and material weaknesses in the design or operation of internal controls over financial reporting" which occurred at BLX (*i.e.,* fraudulent SBA loan origination practices) that "adversely affect[ed Allied's] ability to record, process, summarize and report financial information and any fraud whether or not material . . ."

159. The statements contained in Exhibits 31.1 and 31.2 to the 2006 Second Quarter 10-Q, as described in the immediately preceding paragraphs, also were materially knowingly or recklessly false and misleading when made: (a) as they misrepresented the true state of internal controls, which were touted by the Defendants as providing accurate and fair reporting of the Company's financial results; and (b) as detailed above, BLX was improperly recording revenues to which it was not entitled, because of its fraudulent loan origination activities, and thus the reported financial results of both BLX and Allied were not in accordance with GAAP.

160. Defendants knew or were reckless in not knowing that the preceding alleged false and misleading statements made in the August 2, 2006 earnings release, the August 2, 2006 earnings conference call, 2006 Second Quarter 10-Q, and the SOX Certifications attached as Exhibits 31.1 and 31.2 to the 2006 Second Quarter 10-Q were false and misleading for at least the following reasons: (a) by March 11, 2005, Defendants had received the Einhorn Letter providing, *inter alia,* several examples of fraudulent loan activities in Detroit and other BLX offices by BLX and its Allied predecessors; (b) by the quarter ended June 30, 2005 Allied had incurred over $30 million in legal fees, in large part concerning the SEC, Justice Department and SBA-OIG investigations; (c) current and former employees, including Harrington on at least October 6, 2005, had been interviewed and or testified to government agents and or before grand juries; (d) Defendants Sweeney and Walton were either managers, officers or directors of BLX

and or BLC in multiple states; and (e) Allied's required involvement as a BDC in BLX's management, operations and internal controls. BLX was 95%-owned by Allied since 2000 and was valued at times as almost 15% of Allied's net worth. In addition, by the date of the filing of the 2006 Second Quarter 10-Q, August 9, 2006, Defendants knew or were reckless in not knowing that the Troy office of BLX was closed on August 1, 2006.

161. Allied reported that during the 2006 second quarter it "expanded" a revolving unsecured line of credit by $150 million and drew it down completely to a "fully committed" amount of $922.5 million. [2006 Second Quarter 10-Q at 85]

162. Immediately following the release of the 2006 Second Quarter 10-Q, Allied Capital's stock price increased $.09 to $29.08. The next day, August 10, 2006, Allied Capital stock increased another $.16 to $29.24. Allied's closing stock price before the release of the 2006 second quarter news and filings was $28.54 per share.

163. Not later than September 8, 2006, Harrington, the Principal and EVP of BLX's Troy, Michigan office, was terminated.

164. On November 8, 2006, Allied Capital announced its 2006 third quarter results in a press release, which was filed on the same day on a Form 8-K, signed by Defendant Roll. In addition, Defendants filed Allied's Form 10-Q for the third quarter ending September 30, 2006 (the "2006 Third Quarter 10-Q"). The 2006 Third Quarter 10-Q was signed by Defendants Walton and Roll.

165. The November 8, 2006 press release and the 2006 Third Quarter 10-Q reported that Allied earned for the third quarter ended September 30, 2006: net income of $0.53 per share or $77.9 million; net investment income of $0.33 per share or $48.7 million; and net unrealized

appreciation of $0.13 per share or $19.3 million. Under the caption "Portfolio Quality," Allied reported that Grade 2 investments totaled $2.8 billion or 67.2 % of the total portfolio value. BLX, valued at $284.9 million, was included as a Grade 2 investment.

166. Allied's November 8, 2006 press release, Form 8-K attaching the same, and 2006 Third Quarter 10-Q were knowingly or recklessly materially false and misleading when made for at least the following reasons: (1) net investment income was overstated for amounts accrued and received from BLX to which BLX was not entitled because of fraudulent loan origination transactions; (2) net change in unrealized appreciation or depreciation was overstated by at least $74.2 million [$284.9 - $210.7], as BLX was materially overvalued due to its fraudulent loan origination practices; and (3) BLX should not have been classified as a "Grade 2" investment, as its financial results and cash flows were driven by revenues to which it was not entitled.

167. The 2006 Third Quarter 10-Q also stated that with regard to BLX that it was valued at $284.9 million or 7.0% of Allied's total portfolio assets at September 30, 2006 and 10% of shareholders' equity. The Third Quarter 10-Q stated that Allied decreased BLX's unrealized appreciation by $34.3 million for the quarter ended September 30, 2006 due to "a reduction in enterprise value at September 30, 2006, of approximately 7%, as compared to the enterprise value at December 31, 2006," repeating its previous rationale that BLX purportedly had experienced higher loan prepayments in its securitized portfolio and increased competition from commercial banks, but belatedly adding the following:

> Furthermore, in determining the fair value of our investment in BLX at September 30, 2006, we considered . . . [that] [T]he Office of the Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. These investigations are ongoing.

[2006 Third Quarter 10-Q at 82]

168. The immediately preceding statement was knowingly or recklessly materially false and misleading because Defendants failed to disclose that BLX was reducing its SBA-loan business and increasing its non-SBA loan business at least in part due to fraudulent SBA loan origination practices at BLX, and that its Troy, Michigan office was closed since August 1, 2006 and Harrington was terminated not later than September 8, 2006, as a result of the government investigations and\or his pending indictment.

169. Further, the foregoing "new" paragraph was added several lines beneath the "four separate analyses" (2006 Third Quarter 10-Q at 82), which Defendants stated were employed throughout the Class Period to "determine a range of values" for BLX. Id.

170. The 2006 Third Quarter 10-Q repeated the misleading discussion of the status of the ongoing criminal investigations at BLX in the "Litigation" section of the 10-Q:

> On June 23, 2004, we were notified by the SEC that they are conducting an informal investigation of us. On December 22, 2004, we received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding us and Business Loan Express, LLC in connection with a criminal investigation. Based on the information available to us at this time, the inquiries appear to primarily pertain to matters related to portfolio valuation and our portfolio Company, Business Loan Express, LLC. To date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's office, and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and the U.S. Attorney's Office. We are voluntarily cooperating with these investigations.
>
> While the outcome of these legal proceedings and other matters cannot at this time be predicted with certainty, we do not expect that the outcome of these matters will have a material effect upon our financial condition or results of operations.

[2006 Third Quarter 10-Q at 52 (note 14 to financial statements) and at 92, Item 1, Litigation].

171. The immediately preceding statements contained in the 2006 Third Quarter 10-Q were knowingly or recklessly false and misleading when made for the following reasons: Defendants failed to disclose (a) at least in these sections of the 2006 Third Quarter 10-Q, as required by Regulation S-K, that the SBA-OIG and the U.S. Attorney's Office in the Eastern District of Michigan were conducting investigations into the lending activities of BLX and its Detroit office and these investigations were ongoing; (b) the statements contained in this section of the 2006 Third Quarter 10-Q left the misimpression that both the SEC and U.S. Attorney's inquiries were primarily concerned with valuation issues; and (c) the illegal lending activities of BLX *were* having a material adverse impact on BLX's financial condition, and as a result Allied's financial results were negatively affected.

172. Further, as required by Item 103 to Regulation S-K, Defendants failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

173. In the 2006 Third Quarter 10-Q, Allied Capital also discussed its increased financial commitment to BLX, stating:

> On March 17, 2006, BLX closed on a new three-year $500.0 million revolving credit facility that matures in March 2009, which replaced the existing facility. The revolving credit facility may be expanded through new or additional commitments up to $600.0 million at BLX's option. This new facility provides for a sub-facility for the issuance of letters of credit for up to an amount equal to 25% of the committed facility. The Company has provided an unconditional guaranty to these BLX credit facility lenders in an amount equal to 50% of the total obligations (consisting of principal, letters of credit issued under the facility, accrued interest, and other fees) on this facility. The amount guaranteed by the Company at September 30, 2006, was $188.1 million. ***This guaranty can be called by the lenders only in the event of a default under the BLX credit facility, which includes certain defaults under the Company's revolving credit facility. BLX has determined it was in compliance with the terms of this facility at September 30, 2006.***

[Emphasis added]

174. The immediately preceding statement was knowingly or recklessly false and misleading when made as BLX was not in compliance with the terms of the revolving credit agreement at September 30, 2006, because: (1) BLX violated SBA regulations and or its SBA preferred lending license was impaired; and (2) BLX, *inter alia,* was recognizing revenues and or cash flows from fraudulently-originated and-sold SBA-guaranteed loans.

175. The November 8, 2006, press release, as well as the 2006 Third Quarter 10-Q (tabular format) also reported on Allied's portfolio quality and the Company's grading system used to monitor its portfolio investments. The Company stated:

> Allied Capital employs a grading system to monitor the quality of its portfolio. Grade 1 is for those investments from which capital gain is expected. Grade 2 is for investments performing in accordance with plan. Grade 3 is for investments that require closer monitoring; however no loss of investment or return or principal is expected. Grade 4 is for investments that are in workout and for which some loss of current investment returns is expected, but no loss of principal is expected. Grade 5 is for investments that are in workout and for which some loss of principal is expected.
>
> At September 30, 2006 Grade 1 investments totaled $1.1 billion, or 26.3% of the total portfolio at value; Grade 2 investments total $2.8 billion, or 67.2% of the total portfolio; Grade 3 investments total $153.4 million, or 3.7% of the total portfolio; Grade 4 investments total $57.9 million, or 1.4% of the total portfolio; and Grade 5 investments total 59.1 million, or 1.4% of the total portfolio.

176. Allied classified the total value of BLX, $284.9 million, as a Grade 2 investment as of September 30, 2006. Defendants' representations as to the graded values of its portfolio investments were materially false and misleading as they failed to account for the fraud perpetrated at BLX. Not until the end of the Class Period did Defendants reclassify BLX downward from a Grade 2 investment to a partial Grade 3 and Grade 5 investment. Thus, the

foregoing statements were false and misleading because Grade 2 investments were inflated by at least $284.9 million or over 10%. [*i.e.*, $284.9M ÷ ($2.8B – $284.9M)].

177. The 2006 Third Quarter 10-Q again explained the Company's portfolio valuation process, indicating that each investment is evaluated on a quarterly basis, with adjustments made for "impairment." According to Allied:

> We determine the value of each investment in our portfolio on a quarterly basis, and changes in value result in unrealized appreciation or depreciation being recognized in our statement of operations... Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by the Board of Directors pursuant to a valuation policy and a consistently applied valuation process
>
> * * *
>
> ...[W]e are required to specifically value each individual investment on a quarterly basis. ***We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful,*** or when the enterprise value of the portfolio Company does not currently support the cost of our debt or equity investment. Enterprise value means the entire value of the Company to a potential buyer, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. We will record unrealized appreciation if we believe that the underlying portfolio Company has appreciated in value and/or our equity security has appreciated in value. Changes in fair value are recorded in the statement of operations as net change in unrealized appreciation or depreciation.

[2006 Third Quarter 10-Q at 79; emphasis added]

178. At September 30, 2006, Allied reported a value of $284.9 million for BLX (or 6.9 % of Allied's total reported "portfolio at value" and 10% of shareholders' equity).

179. The statements contained in the immediately preceding two paragraphs were materially false and misleading at the time they were made, as they misrepresent the true state of Allied's valuation of its portfolio investments, and particularly BLX. At the time the statements

were made, Defendants knew, but did not disclose, that the value of BLX had been impaired by fraudulent loan practices and or violations of loan covenants.

180. Walton and Roll also provided a Certification of Chief Executive Officer and a Certification of Chief Financial Officer attached as Exhibits 31.1 and 31.2 to the 2006 Third Quarter 10-Q, as required under SOX, respectively, certifying that the financial statements filed by the Company "fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods presented in this report." These certifications also represented that the Company's internal controls were "designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared" and that the information provided under such controls was reliable and in accordance with GAAP.

181. The foregoing statements were knowingly or recklessly materially false and misleading when made, as (a) because a substantial amount of the cash flows and revenues recorded from BLX during the period opined on were from fraudulently obtained SBA loans, Allied's results of operations and cash flows were overstated for such; and or (b) the Company's internal controls were not "designed" "to ensure that material information" received from BLX was "reliable and in accordance with GAAP," as such controls did not account for the fraudulent SBA loan origination practices of BLX.

182. Defendants Walton and Roll further certified, pursuant to Exhibits 31.1 and 31.2 to the 2006 Third Quarter 10-Q, as required by SOX, respectively, that "all significant deficiencies and material weaknesses in the design or operation of internal controls over

financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting" had been disclosed.

183. The statements made in the immediately preceding paragraph were materially knowingly or recklessly false and misleading when made as there indeed were "significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting" which occurred at BLX (*i.e.*, fraudulent SBA loan origination practices) that "adversely affect[ed Allied's] ability to record, process, summarize and report financial information and any fraud whether or not material . . ."

184. The statements contained in Exhibits 31.1 and 31.2 to the 2006 Third Quarter 10-Q as described in the immediately preceding paragraphs also were materially knowingly or recklessly false and misleading when made: (a) as they misrepresented the true state of internal controls, which were touted by the Defendants as providing accurate and fair reporting of the Company's financial results; (b) as detailed above, BLX was improperly recording revenues to which it was not entitled, because of its fraudulent loan origination activities, and thus the reported financial results of both BLX and Allied were not in accordance with GAAP.

185. Defendants knew or were reckless in not knowing that the preceding alleged false and misleading statements made in the November 8, 2006 earnings release, 2006 Third Quarter 10-Q, and the SOX Certifications attached as Exhibits 31.1 and 31.2 to the 2006 Third Quarter 10-Q were false and misleading for at least the following reasons: (a) by March 11, 2005, Defendants had received the Einhorn Letter providing, *inter alia,* several examples of fraudulent

loan activities in Detroit and other BLX offices by BLX and its Allied predecessors; (b) by the quarter ended September 30, 2005, Allied had incurred over $30 million in legal fees, in large part concerning the SEC, Justice Department and SBA-OIG investigations; (c) current and former employees, including Harrington on at least October 6, 2005, had been interviewed and or testified to government agents and\or before grand juries; (d) Defendants Sweeney and Walton were either managers, officers or directors of BLX and or BLC in multiple states; and (e) Allied's required involvement as a BDC in BLX's management, operations and internal controls. BLX was 95%-owned by Allied since 2000 and was valued at times as almost 15% of Allied's net worth. In addition, by the time Defendants filed the 2006 Third Quarter 10-Q (November 8, 2006), the BLX Troy office (August 1, 2006) was closed and Harrington was terminated (September 8, 2006).

186. Allied's stock priced edged slightly lower closing at $31.45 per share on November 9, 2006 down from its close of $31.83 per share on November 7, 2006. During the same period, the stock traded as high as $32.26 per share.

187. During the third quarter ended September 30, 2006, Allied sold 5,175,000 shares of its common stock at inflated prices for gross proceeds of $142,054,000.

188. On November 15, 2006, the U.S. District Court for the Northern District of Georgia ordered unsealed a Second Amended Complaint alleging claims brought under the False Claims Act, 31 U.S.C. § 3729 (the "FCA") against BLX, BLC, Tannenhauser, CEO of BLX, and others. *United States of America, ex rel. James R. Brickman and Greenlight Capital, Inc. v. Business Loan Express, LLC, et al.*, 05-CV-3147 (JEC) (N.D. Ga.) (Dkt. Nos. 16, 18, 19).

189. Plaintiffs in *Brickman* filed a third amended complaint on February 8, 2007 (the "FCA Complaint") (Dkt. No. 29).

190. The FCA complaint of almost 70 pages (including exhibits of scores of specific SBA loans) alleges, *inter alia*, that "[f]rom at least January 1999 through the filing of the Complaint, BLC repeatedly submitted false claims to the SBA in order to obtain SBA guarantees of loans to unqualified individuals and entities for the ostensible purpose of purchasing and operating boats in the Gulf of Mexico." The FAC complaint further alleges:

> [] BLC, BLX, and the [I]ndividual Defendants devised this scheme for the purpose and with the effect of defrauding the SBA into authorizing guarantees on shrimp boats that did not qualify for such guarantees and otherwise failed to comply with numerous, material SBA requirements. [] As evidence of this fraudulent scheme, one former employee with specific knowledge of the loan process has succinctly described the shrimp boat loans as a "scam unto itself," and nearly all of the loans went into default. [] BLC consistently used false appraisals and purchase offers and, as a result, Allied, BLX's parent, was able to avoid recognizing losses from the defaults. This scheme to defraud had the effect of artificially inflating the value of BLX, and, thereby, Allied's 95% interest in BLX. [] . . . McGee and other BLX and BLC employees caused BLC to generate the fraudulent loans and to seek the SBA guarantee. McGee then submitted the loans to BLX's Credit Committee for review and approval. That committee, which included other [I]ndividual Defendants, approved these shrimp boat loans knowingly, or in reckless disregard of the truth or falsity of the information and representations contained in the loan materials. [] BLX's and its Credit Committee's improper approval of shrimp boat loans contravened prior representations that BLC had made to the SBA regarding McGee. In 1996, ***McGee pleaded guilty in federal court to violating federal securities laws. The charges arose from improper trades that McGee had made while working for Signet Bank. McGee also settled an SEC administrative proceeding against him. As part of that resolution, he signed a consent order not to work with any broker, dealer, municipal securities dealer, investment advisor or investment company. Although Allied is an investment company, upon release from prison,*** Tannenhauser sought the SBA's approval to hire McGee. . . But, in fact, Tannenhauser failed to inform the SBA of the consent order that precluded McGee from working with an investment company like Allied.

FCA, Third Amended Complaint, ¶¶32-38 (Dkt. #29).

191. The initial complaint in the FCA action, although sealed, was filed on December 13, 2005. Pursuant to a "First Certificate of Interested Persons" dated May 18, 2007, Allied Capital was listed as a corporation "having either a financial interest in or other interest which could be substantially affected by the outcome of this particular case." *Brickman*, 05-CV-3147 (JEC) (N.D. Ga.) (Dkt. No. 69).

Disclosures Toward and At the End of The Class Period

192. On January 11, 2007, Allied Capital issued the following press release:

> **Allied Capital Issues Statement Regarding Business Loan Express**
> WASHINGTON--(BUSINESS WIRE)--Jan. 11, 2007--Allied Capital Corporation (NYSE:ALD) today issued the following statement to clarify potential misperceptions resulting from media coverage of the indictment of a former employee of Business Loan Express, LLC (BLX), an Allied Capital portfolio Company, relating to BLX loans guaranteed by the Small Business Administration (SBA):
>
> We believe that it is important to put the potential financial impact of this matter into its perspective. BLX is one of Allied Capital's approximately 140 portfolio companies. We have been monitoring this situation, as well as other factors at BLX, in determining the fair value of our investment in BLX, and as we disclosed in our September 30, 2006 Form 10-Q, we valued that investment at $284.9 million, including a $34.3 million write-down for the quarter. This means that BLX represented only 6.2% of Allied Capital's total assets of $4.6 billion and 5.4% of total interest and related portfolio income for the nine months ended September 30, 2006.
>
> As we disclosed in our Form 10-Q for the quarter ended September 30, 2006, the Office of the Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. BLX closed its Detroit office in August 2006, and Mr. Harrington ceased working for BLX in early September 2006.
>
> In addition, it is our understanding that if the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct. It is our understanding that BLX is cooperating fully with

the SBA and Department of Justice in their investigations, and we will continue to monitor the situation closely.

193. As a result of this news, the Company's stock fell from the previous day's closing price of $31.58, to close on January 11 at $29.40, a drop of $2.18 per share on above-average trading volume of almost 5.6 million shares.

194. During the Class Period, the stock traded as high as $32.98 per share on January 5, 2007, only days before the disclosure of the improper loan practices at the Company's BLX subsidiary. On January 10, 2007, the stock traded as high as $33.01 per share.

195. The statements contained in Defendants' January 11, 2007 press release, as quoted above, remained materially false and misleading because Defendants knew but did not disclose, among other things: (i) that the Company's BLX subsidiary originated and provided to borrowers fraudulently obtained small business loans under the SBA's Section 7(a) loan program; and (ii) that BLX provided Section 7(a) loans without verifying that the borrowers were eligible for SBA-backed loans or making the required capital contributions. As a result of these material omissions, Defendants' Class Period statements misrepresented Allied Capital's operations, prospects and financial performance.

196. On the last day of the Class Period, January 22, 2007, *PR Newswire* published a letter authored by Greenlight Capital LLC, a hedge fund, through its principal, David Einhorn, to the board of directors of Allied. Greenlight currently manages assets worth billions of dollars.

197. The January 22, 2007 *PR Newswire*, attaching Mr. Einhorn's letter, revealed that not later than March 11, 2005: (1) the board and Defendants were alerted to the very same matters discussed in the January 11, 2007 press release; and (2) other issues, which indicate

either that Defendants were active participants in these improper and or illegal activities, or that they were knowledgeable of and complicit in them:

> Fraudulent loan origination through loan brokers and falsification of information is the exact conduct that I described to you in my May 11, 2005 letter which you summarily dismissed. Furthermore, as explained below, it is evident that Allied knew or should have known long ago about these issues and similar fraud occurring elsewhere at BLX. . . [T]he information I had already provided was specific and could have been confirmed if even a basic, independent investigation had been performed. Indeed, over the past several years, you have received from me and others mounting evidence that BLX has engaged in widespread loan origination fraud – fraud that extends well beyond the scope of the Harrington Indictment.

198. The Greenlight Capital letter went on for almost nine (9) pages citing examples of "red flags" presented to Allied, which should have alerted Defendants and the board to the fraudulent activities at BLX and the consequent woefully deficient and misleading disclosures made by defendants, including the overvaluation of Allied's investment in BLX.

199. On receipt of this news, the Company's stock fell on January 22, 2007 to close at $28.05 per share (adjusted close was $26.88 per share). The stock closed at $30.01 on January 19, 2007, the last trading day before January 22, 2007, when the stock opened at $30.15 per share. Thus, on this news and Mr. Einhorn's revelations and analysis, the stock price fell almost $2.00 per share or lost almost 7% of its value from the previous day's close and $3.27 per share or over 11% from its opening price on January 22, 2007, on heavy trading volume of over 4.1 million shares.

200. On February 28, 2007, Allied held its 2006 fourth quarter and year end earnings conference call. During the call, Defendants belatedly admitted that BLX was not a Grade 2 investment and that investment income and management fees were no longer being accrued from

BLX and Allied did not otherwise receive any cash inflow from BLX in the fourth quarter:

> [Defendant] SWEENEY: . . . [I]n the fourth quarter of 2006, we did not accrue any interest on our class A interest in BLX and we did not charge a management fee. This impacted our net investment income in the fourth quarter by $4.7 million. We graded our investments in BLX as grade 3 and grade 5 at December 31, 2006. To the extent we had depreciated securities, they were classified as grade five assets, which were approximately $75 million. And to the extent we had security value at cost, they were classified as grade 3 assets, which was approximately $136 million. At September 30, 2006, our investment in BLX was a grade two asset.
>
> * * *
>
> RICK SHANE – Jeffries & Co. – Analyst: Are you not recognizing the interest income, but they're actually paying it? Or are you actually not getting the cash flow at this point?
>
> [Defendant] SWEENEY: Yeah, I don't think in the fourth quarter we even took cash. We did not ask them to pay us so we didn't accrue it nor did we take cash in the fourth quarter.

201. Analysts also now questioned Allied's valuation methods and the source of BLX's loan originations, and how Defendants could not be aware sooner of what was transpiring at BLX than the market was told:

> BOB NAPOLI – Piper Jaffray & Co. – Analyst: Thank you. I guess another follow-up on BLX. With the high profile nature of that controversial nature of that loan, I wish you guys would know exactly where the originations are coming from and what is, I would expect that you guys would want to know all that information. And you have to – I would imagine it's built within your valuation on the company, otherwise I don't know how you build a valuation.
>
> [Defendant] WALTON: . . . What we're not clear about is exactly how much they've closed to this point. And you all are asking us questions. We're talking with the government agency and it's an important conversation with them.

202. On April 3, 2007, Allied filed a registration Form N-2 with the SEC. Contained in the "Recent Developments" section thereof, the Company described sanctions imposed by the SBA on BLX and some of the adverse financial repercussions to Allied Capital:

On March 6, 2007, Business Loan Express, LLC (BLX), one of our portfolio companies, entered into an agreement with the U.S. Small Business Administration (SBA). According to the agreement, BLX will remain a preferred lender in the SBA 7(a) Guaranteed Loan Program and will retain the ability to sell loans into the secondary market. As part of this agreement, BLX has agreed to the immediate payment of approximately $10 million to the SBA to cover amounts paid by the SBA with respect to some of the SBA-guaranteed loans that have been the subject of inquiry by the United States Attorney's Office for the Eastern District of Michigan. ***The SBA will increase oversight of BLX's SBA-related lending operations. The agreement provides that any loans originated and closed by BLX during the term of the agreement will be reviewed by an independent third party selected by the SBA prior to the sale of such loans into the secondary market. The agreement also requires BLX to repurchase the guaranteed portion of certain loans that default after having been sold into the secondary market, and subjects such loans to a similar third party review prior to any reimbursement of BLX by the SBA.*** In connection with this agreement, BLX also entered into an escrow agreement with the SBA and an escrow agent in which BLX agreed to deposit $10 million with the escrow agent for any additional payments BLX may be obligated to pay to the SBA in the future. BLX remains subject to SBA rules and regulations and as a result may be required to make additional payments to the SBA in the ordinary course of business. We invested a total of $19.2 million in the Class A equity interests of BLX during the first quarter of 2007.

[Emphasis added]

203. Only a few days later, on April 13, 2007, the Department of Justice announced the filing of yet another indictment in connection with the ongoing investigation of SBA-guaranteed loans originated by BLX and that guilty pleas were entered by at least two Defendants.

SCIENTER ALLEGATIONS

204. As alleged herein, Defendants acted with scienter in that Defendants knew or were reckless in not knowing that the public documents and statements issued or disseminated in the name of the Company were materially false and misleading; knew or were reckless in not knowing that such statements or documents would be issued or disseminated to the investing public; and knowingly or recklessly and substantially participated or acquiesced in the issuance

or dissemination of such statements or documents as primary violations of the federal securities laws.

205. As set forth elsewhere herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding Allied Capital, their control over, and/or receipt and/or modification of Allied Capital's allegedly materially misleading misstatements and/or their associations with the Company which made them privy to confidential proprietary information concerning Allied Capital, participated in the fraudulent scheme alleged herein.

206. During the Class Period, Defendants materially misled the investing public, thereby inflating the price of the Company's securities, by publicly issuing false and misleading statements and omitting to disclose material facts necessary to make Defendants' statements, as set forth herein, not false and misleading. Said statements and omissions were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about the Company, its financial performance, accounting, reporting, and financial condition in violation of the federal securities laws.

Reckless Disregard of SEC Reporting Rules and Generally Accepted Accounting Principles

SEC Reporting Requirements

207. SEC Rule 12b-20 requires that periodic reports contain such further information as is necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

208. In addition, Item 303 of Regulation S-K requires that, for interim periods, the Management Discussion and Analysis section (the "MD&A") of Forms 10-K and 10-Q must include, among other things, a discussion of any material changes in the registrant's results of

operations. Instructions to Item 303 require that this discussion identify any significant elements of the registrant's income or loss from continuing operations that do not arise from or are not necessarily representative of the registrant's ongoing business. Item 303(a)(2)(ii) to Regulation S-K requires the following discussion in the MD&A of a company's publicly filed reports with the SEC:

> Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in relationship shall be disclosed.

Paragraph 3 of the Instructions to Item 303 states in relevant part:

> The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This would include descriptions and amounts of (A) matters that would have an impact on future operations and have not had an impact in the past . . .

209. In addition, during the Class Period, Defendants violated SEC disclosure rules in that Defendants failed to disclose the existence of known trends, events or uncertainties that they reasonably expected would have a material, unfavorable impact on net revenues or income or that were reasonably likely to result in the Company's liquidity decreasing in a material way, in violation of Item 303 of Regulation S-K under the federal securities laws (17 C.F.R. § 229.303), and that failure to disclose the information rendered the statements that were made during the Class Period materially false and misleading.

210. Defendants were required to disclose, in the Company's financial statements, the existence of the material facts described herein. The Company failed to make such disclosures. Defendants knew, or were reckless in not knowing, the facts which indicated that all of the Company's interim financial statements, press releases, public statements, and filings with the SEC, which were disseminated to the investing public during the Class Period, were materially false and misleading for the reasons set forth herein. Had the true financial position and results of operations of the Company been disclosed during the Class Period, the Company's common stock would have traded at prices well below those at which it did.

211. Throughout the Class Period, Defendants represented that Allied's largest portfolio investment, BLX, "is a small business lender that participates in the U.S. Small Business Administration's 7(a) Guaranteed Program." 200510-K at 34.

212. However, throughout the Class Period, Defendants, knowing full well of the illegal activity being conducted at BLX and the likely adverse repercussions of the federal government findings relating to such, embarked on a strategy to change BLX's business to become less dependent on the SBA loan program, and completely remove BLX from the SBA jurisdiction and scrutiny.

213. Thus, Defendants' Class Period representations that the government investigations were not expected to have a material adverse impact on Allied and or BLX were belied by statements made in the 2006 10-K that indeed there was such material adverse impact to BLX, which was effecting Allied's results negatively.

214. Further, on the 2006 fourth quarter earnings conference call held on February 28, 2007 analysts further extracted from Defendants the full extent to which BLX's business had

changed during the Class Period:

> [Defendant] SWEENEY: . . . In addition to its legal and regulatory matters, BLX is in a tough lending environment. The competition from banks and other lenders in SBA lending remains very aggressive. – BLX has been addressing this competitive market by actively introducing non-SBA real estate related loan products. We think BLX has an attractive opportunity to grow as a small real estate lender. . . We are discussing various funding alternatives with BLX to more effectively accommodate non-SBA real estate activities. In the fourth quarter of 2006, a majority of BLX's loan origination were non-SBA 7A loans. . . We believe that its current s[uite] of lending products and the affect of the compan[y's] current regulatory issues and investigations, will require a restructure or recapitalization of BLX, given the current set of covenants under its revolving credit facility. We plan to work with BLX management to implement its business plan and funding alternatives.
>
> * * *
>
> TROY WARD [ANALYST, A. G. EDWARDS]: Can you give us, you know, some type of color on what, what percentage up until let's say the first 9 months of '06 of BLX's activity was SBA driven verses non-SBA real estate?
>
> [Defendant] SWEENEY: Yeah, it was in the fourth quarter it was the majority of non-SBA 7A lending products. ***And what their plan has been, really for the last couple of years has this small conventional real estate secured loan product.*** And it's taking off and they've expanded that to include investment properties small loan, so this is not only owner-occupied, but real estate held for investment purposes, a small commercial real estate. They've really been focusing that. It's taken some education process, obviously, within their distribution system to get the products out there and make sure that they've got them situated so they can securitize them. They've made a lot of progress. They say in the fourth quarter, it was the majority of their loan originations was this product. . . ***I encourage you to read our Form 10-K for 2006 [which had not been filed as the date of the instant conference call] for the discussion on BLX and with that I'll turn things back to you, Bill.***
>
> * * *
>
> TROY WARD [ANALYST]: Okay. And as we all got educated on 7A over the last several months and realizing that different 7A platforms have specialized niches. Looking to non-SBA product, what is the niche you're going for? And what is the competitive? Are our competitors going to be banks? Or is this kind of non-bank kind of product?

[Emphasis added]

215. Finally, not until the 2006 Third Quarter Form 10-Q was filed on November 7, 2006 did the Company report, without elaboration, that Allied's wholly-owned SBIC subsidiary, Allied Investments SBIC, "surrendered its SBIC license" on September 30, 2006 and was merged into Allied Capital on October 1, 2006. [2006 Third Quarter Form 10-Q at 25, Note 1 to financial statements]. The Company also reported that the SBA could no longer be a source of debt capital for Allied, as a result of the surrender of the license and reorganization. [2006 10-K] The Company had a line with the SBA of up to $124.4 million.

216. Allied's SEC filings stated that Allied Investments SBIC "is periodically examined and audited by the SBA's staff to determine its compliance with [SBIC] regulations." [Form N-2/A, June 21, 2006].

217. Defendants Sweeney and Walton were listed as directors of Allied SBIC and together with Defendant Roll as executive officers of Allied SBIC.

Item 103, Legal Proceedings

218. In addition, Allied's disclosures concerning "Legal Proceedings" were misleading in that they, *inter alia,* did not report on items required by Item 103 to Regulation S-K.

219. Item 103 to Regulation S-K, promulgated by the SEC states:

> Describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, the description of the factual basis alleged to underlie the proceeding and the relief sought. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

220. As alleged above, Defendants failed to disclose until the end of the Class Period,

as required by Item 103 to Regulation S-K, that the U.S. Attorney's office in the Eastern District of Michigan and the SBA-OIG were investigating BLX and its employees and principals for fraudulent origination of SBA-backed loans. Thus, Allied's disclosures failed to describe "the factual basis alleged to underlie the proceeding and the relief sought."

Generally Accepted Accounting Principles

221. GAAP consists of those principles recognized by the accounting profession as the conventions, rules, and procedures necessary to define accepted accounting practice at the particular time (AU § 411.02). Regulation S-X, to which the Company is subject as a registrant under the Exchange Act, 17 C.F.R. § 210.4-01(a)(1), provides that financial statements filed with the SEC, which are not prepared in compliance with GAAP, are presumed to be misleading and inaccurate. SEC Rule 13a-13 requires issuers to file quarterly reports.

222. SEC Rule 12b-20 requires that periodic reports contain such further information as is necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

223. All SEC filings containing financial statements throughout the Class Period, including Forms 10-K and 10-Q, stated that the consolidated financial statements for Allied Capital had been prepared in conformity with generally accepted accounting principles ("GAAP"). For the following reasons, this statement was false and misleading.

224. Up until December 31, 2000, Allied conducted its SBA business through its wholly-owned subsidiary, Allied Capital SBLC Corporation ("Allied SBLC"). After BLX was beneficially acquired by Allied through Allied SBLC and "reorganized," neither BLX nor Allied SBLC were consolidated with Allied.

225. Essentially, the reason for deconsolidation was that Allied self-declared itself as a Business Development Company and BLX is a "portfolio company." As such, Allied asserted that its accounting and reporting dictated (under GAAP and the Investment Company Act of 1940) that BLX should not be consolidated. However, nothing in substance changed, except that Allied wished to make its SBA loan business less transparent.

226. However, GAAP instructs that substance prevails over form. Accordingly, BLX should have been consolidated throughout the Class Period:

227. Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information:

> Substance over form is an idea that also has its proponents, but is not included because it would be redundant. The quality of reliability and, in particular, of representational faithfulness, leaves no room for accounting representations that subordinate substance to form.

SFAS FAC No. 2 at ¶160.

228. *See also AICPA Professional Standards* AU §411.06: "Generally accepted accounting principles recognize the importance of reporting transactions and events in accordance with their substance."

229. The Company's financial statements contained in the SEC filings during the Class Period substantially departed from GAAP in at least the following respects:

A. The requirement that revenue cannot be recognized when substantial contingencies exist as to full and final payment or potential cancellation. (Financial Accounting Standards Board ("FASB"), Financial Accounting Standards ("FAS") No. 48 (Revenue Recognition When Right of [Cancellation] Exists);

B. The requirement that any existing condition, situation, or set of circumstances involving an uncertainty when there is at least a reasonable possibility that a loss contingency or other commitment may have been incurred, must be disclosed. (FASB, FAS No. 5 (Accounting for Contingencies); ARB No. 50, ¶6);

C. The principle that financial reporting should provide information about the economic resources of an enterprise, the claims to those resources, and the effects of transactions, events and circumstances that change resources and claims to those resources. (FASB Statement of Financial Accounting Concepts ("SFAC") No. 1, ¶40;

D. The principle that financial reporting should provide accurate information about an enterprise's financial performance during a period. (SFAC No. 1, ¶ 42);

E. The principle that financial reporting should be reliable in that it represents what it purports to represent and be relevant. Such disclosures should be "free from errors and bias" (SFAC No. 2, ¶¶ 58-59);

F. The principle of completeness, i.e., nothing material is omitted from the information provided (SFAC No. 2, ¶¶ 79-80); and

G. The principle of conservatism. (SFAC No. 2, ¶¶ 95, 97).

230. Allied did not accrue or otherwise disclose for amounts it currently owed during the Class Period and or invariably would owe under its guarantee and other commitments to BLX's lenders and or the SBA for the defaulted BLX loans and BLX's breach of its loan covenants (*see* FASB No. 5, ¶¶3-10, 18).

231. In the SEC filings during the Class Period, the Company substantially departed from basic accounting principles of revenue and expense recognition and matching of revenue with expenses.

232. More specifically, the Company substantially departed from SFAC Nos. 05 and 06. SFAC No. 6, ¶ 78 defines "revenues" as:

> [I]nflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's major or central operations.

233. Significantly, ¶79 explains further that:

> Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations.

234. The Company through BLX recognized revenues to which they were not entitled. As later admitted at an analyst conference held on February 28, 2007 where Defendants Sweeney and Walton, among other Allied officers, spoke, the Company belatedly ceased accruing interest income from BLX, charging management fees to BLX, and otherwise received no cash from BLX.

235. As particularized herein, the Company and BLX recognized revenues in violation of these principles, as well as those that follow.

236. "Recognition is the process of formally recording or incorporating an item in the financial statements of an entity as an asset, liability, revenue, expense or the like." (SFAC No. 05, ¶58).

237. An item cannot be recognized in the financial statements under GAAP unless it meets four fundamental recognition criteria. Those criteria are (SFAC No. 05, ¶¶63-77):

A. *definition:* A resource must meet the definition of an asset; an obligation must meet the definition of a liability; and a change in equity must meet the definition of revenue, expense, gain, loss . . .;

B. *measurability:* The item must have a relevant attribute that can be quantified in monetary units with sufficient reliability, the two primary qualitative characteristics of accounting information;

C. *relevance:* An item is relevant if the information about it has the capacity to make a difference in investors, creditors' or other users' decisions;

D. *reliability:* An item is reliable, if the information about it is representational, faithful, verifiable, and neutral. The information must be faithful in its representation, free of error, and unbiased.

238. Specifically, revenues and gains should not be recognized until realized or realizable and earned, as discussed above. (SFAC No. 05, ¶83(a)). "Revenues are not recognized until earned . . . [A]nd revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." Id. at ¶83(b).

239. Similarly, SEC *Staff Accounting Bulletin No. 101* further states that revenues are realized, realizable, and earned only when there is persuasive evidence of an arrangement, delivery, fixed price, and collectibility. SFAS No. 48, ¶6 (same).

240. Here, the Company and BLX did not meet any of the criteria for recognizing revenues and or net investment income (in the form of dividends, interest and fee income) on the subject SBA loans throughout the Class Period, as the amounts were in violation of SBA regulations.

241. Particularly in regard to BLX, Allied failed to record "impairment charges" for the likelihood of the closure of BLX's Detroit office and the permanent devaluation caused by the fraudulent conduct of BLX, which was pervasive throughout that company.
Against this background, Defendants failed to comply with basic accounting principles.

242. As the Company subsequently revealed, the Company had neither the internal control systems nor the management structure in place to properly assess, among other things,

the Company's ability to adequately account for its valuation of assets and or impairment thereof, and thus, report timely and accurate financial information.

243. GAAP requires that the reported value of "asset group" (which includes a "whole company," "a business" or "a part of a business") be assessed for impairment periodically, and, in particular, whenever certain enumerated "events and circumstances" occur including the following: (i) a significant decrease in the market value of the asset; (ii) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator (*see also* SFAS No. 122); and/or (iv) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Financial Accounting Board Statement of Financial Accounting Standards ("SFAS") No. 144 ¶8.

244. SFAS 144 requires that if any of the events occur in the foregoing paragraph, the asset must be reported at the lower of carrying amount or "fair value less cost to sell" and an "impairment loss" must be recognized to reflect any reduction of earning amount.

245. As alleged herein, Defendants knowingly or recklessly substantially inflated the value of the Company's investment in BLX throughout the Class Period by not recognizing impairment losses on a timely basis in conformity with GAAP.

246. Allied's investment in BLX in substance was at the least a long-term investment. Allied through Allied SBIC and its predecessors and successor companies such as BLX invested in the SBA lending business for at least over a decade.

247. By December 2006, Allied wrote down its investment in BLX by approximately $142 million, primarily related to, what it later termed, the "material adverse affect" of the various government investigations of BLX. *See* 2006 10-K at 21, 25, 39. This "material adverse affect" also manifested itself in the closure of BLX's Troy office, the reduction in BLX's SBA business, the restrictions placed on BLX's lending and securitization activities by the SBA, the loan covenant breaches by BLX, and the additional funding requirements of Allied as a result.

248. However, the disclosures related to the foregoing and the $142 million write-off were not taken on a timely basis, as Defendants knew of or were reckless in not knowing of events, which would have called for the write-downs and fuller disclosure much sooner.

249. Defendants knew through the government investigations commenced in 2004, and admitted in the February 28, 2007 conference call, that BLX was planning to substantially reduce its SBA lending activity over two years ago.

250. Alternatively, as a BDC, Allied is required to value its private finance security portfolio pursuant to the requirements of Section 2(a) of the Investment Company Act ("ICA"). Because the majority of Allied Capital's investments in its private finance portfolio are securities for which market quotations are not readily available, Section 2(a)(41)(B)(ii) of the ICA, as well as GAAP requires Allied Capital's Board to determine the fair value of its portfolio securities in "good faith." The fair value of securities for which market quotations are not readily available is the price Allied Capital would reasonably expect to receive on a current sale of its security. [Exchange Act Rel. No. 55931 (June 20, 2007) at ¶4; AICPA *Audit and Accounting Guide – Investment Companies*, §§ 133, 2.38 (2006)].

251. Under Section 2(a)(39) of the Act and Rule 2a-4 (17 C.F.R. §270.2a-4)

promulgated thereunder, for securities valued "in good faith" "it is incumbent upon the Board of Directors to satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at fair value." Accounting Series Rel. No. 118, Accounting for Investment Securities by Registered Investment Companies (SEC Dec. 30, 1970).

252. "In estimating in 'good faith' the fair value of a particular financial instrument, the board or its designee (the valuation committee) should, to the extent necessary, take into consideration ***all*** indications of fair value that are available." AICPA Audit and Accounting Guide - Investment Companies (Sect. 2.36) (AICPA Dec. 1, 2000). [Emphasis added]

253. Allied represented throughout most of the Class Period that it valued its investment in BLX as follows:

> To determine the value of our investment in BLX at December 31, 205, we performed four separate valuation analyses to determine a range of values: (1) analysis of comparable public company trading multiples, (2) analysis of BLX's value assuming an initial public offering, (3) analysis of merger and acquisition transactions for financial services companies, and (4) a discounted dividend analysis.

200510-K at 51. The foregoing statements were repeated in the Forms 10-Q issued throughout the Class Period.

254. Accordingly, the valuation methodology, as evidenced by Defendants' disclosures, did not consider the impact of the illegal and other improper activity that took place and was still taking place at BLX. Defendants hinted that they may have considered this factor on the valuation of BLX in the third quarter of 2006 (2006 Third Quarter 10-Q at 82), but did not add the following full disclosures to the above listed "four separate valuation analyses" and other

items until the Allied Capital 2006 10-K was issued on March 1, 2007, when it revealed that: "We also considered BLX's current regulatory issues and ongoing investigations . . . The competitive SBA lending environment, our estimates of future profitability, and the impact of BLX's legal and regulatory matters resulted in a decrease in value of our investment in BLX at December 31, 2006." [2006 10-K at 57].

255. Indeed, for the year ended December 31, 2006, Allied wrote down its investment in BLX by over $142 million.[1] However, Allied belatedly took much of this write-down in the fourth quarter of 2006, while recklessly in not knowing that BLX was overstated by at least this amount not later than the beginning of the Class Period, for among other reasons, the likelihood that BLX's ability to originate SBA loans was impaired due to the pervasive fraudulent activity at its Detroit and other offices.

256. Therefore, Defendants were required to provide for devaluation long before the fourth quarter of 2006 to income in the financial statements issued during the Class Period.

Reckless Disregard for Internal Control Requirements

257. Section 13(b)(2)(B) of the Exchange Act requires every issuer that has securities registered pursuant to Section 12 of the Exchange Act, such as Allied, to devise and maintain a system of internal accounting controls sufficient to reasonably assure, among other things, that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Defendants violated Section 13(b)(2)(B) of the Exchange Act by, among other things, failing to maintain the required internal accounting controls necessary to reflect the true

[1] The reported unrealized gain (loss) in Allied's investment in BLX at December 31, 2005 was $57.7 million and the reported unrealized loss in Allied's investment in BLX at December 31, 2006 was ($84.7) million. At September 30, 2005, unrealized appreciation

value of BLX and other portfolio investments to prepare Allied's financial statements in accordance with GAAP.

Interlocking Managers, Officers and Directors of Allied, BLX and BLC

258. Defendants also were required under the 1940 Act to "develop" and "monitor" their "portfolio" investments, as Allied acknowledged in its SEC filings:

> Middle market companies often lack the management expertise and experience found in larger companies. As a BDC [Business Development Company], we are required by the 1940 Act to make available significant managerial assistance to our portfolio companies. Our senior level professionals work with portfolio company management teams to assist them in building their business. Managerial assistance includes, but is not limited to, management and consulting services related to corporate finance, marketing, human resources, personnel and board member recruiting, business operations, corporate governance, risk management and other general business matters . . .

[200510-K at 9].

259. Indeed, Defendants Walton and Sweeney and at least one other member of Allied's senior management team appears on multiple state filings of BLX and or BLC as "officers" "directors" and or managers thereof.

260. In addition to Defendants Walton and Sweeney, non-defendant Christina L. DelDonna appears on multiple state filings as either an "officer," "director" or "manager" of BLX and or BLC. Ms. DelDonna is a Managing Director of Allied and has been employed by Allied since 1992. She currently serves on the Company's Portfolio Management Committee, which is chaired by Defendant Walton and of which Defendant Sweeney is a member:

> Our portfolio management committee oversees the overall performance of the portfolio, including reviewing the performance of selected portfolio companies, overseeing portfolio companies in workout status, reviewing and approving certain amendments or modifications to existing investments, reviewing and

---

reported for BLX was $70.7 million [2005 10-Q at 23].

approving certain portfolio exits, and reviewing and approving certain actions by portfolio companies whose voting securities are more than 50% owned by us. Our portfolio management committee is chaired by our Chief Executive Officer and includes our Chief Operating Officer, Chief Financial Officer, Chief Valuation Officer (non-voting member), and three Managing Directors. From time to time we will identify investments that require closer monitoring or become workout assets. We develop a workout strategy for workout assets and the portfolio management committee gauges our progress against the strategy.

[2005 10-K at 10]

261. Many state filings contained, at most, five "managers," "officers" or "directors" of BLX and or BLC. In addition to non-defendants DelDonna and Robert Tannenhauser (CEO of BLX and President and Chairman of the Board of BLFCS) and Defendants Sweeney and Walton, a Ms. Jennifer Goldstein, Vice President of BLX, is listed in multiple state filings as a manager, officer or director of BLX and\or BLC.

262. Later, Allied admitted that it was compelled to enhance its internal controls over the accounting and operations at BLX, as they had a direct impact on the financial condition of Allied Capital:

BLX is a national, non-bank lender that participates in the SBA's 7(a) Guaranteed Loan Program and is licensed by the SBA as a Small Business Lending Company (SBLC). The Office of the Inspector General of the SBA and the United States Secret Service have announced an ongoing investigation of allegedly fraudulently obtained SBA-guaranteed loans issued by BLX. Specifically, on or about January 9, 2007, BLX became aware of an indictment captioned as the United States v. Harrington, No. 2:06-CR-20662 pending in the United States District Court for the Eastern District of Michigan. The indictment alleges that a former BLX employee in the Detroit office engaged in the fraudulent origination of loans guaranteed, in substantial part, by the SBA. We understand that BLX is working cooperatively with the U.S. Attorney's Office and the investigating agencies with respect to this matter. We understand that BLX is also working cooperatively with the SBA so that it may remain a preferred lender in the SBA 7(a) program and retain the ability to sell loans into the secondary market. ***The ultimate resolution of these matters could have a material adverse impact on BLX's financial condition, and, as a result, our financial results could be negatively affected. We are monitoring the situation and have retained a third party to work with***

BLX to conduct a review of BLX's current internal control systems, with a focus on preventing fraud and further strengthening the company's operations.

[2006 10-K at 39, 108; emphasis added]

263. Further, in an effort to protect investors from corporate wrongdoing by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, § 302 of the Sarbanes-Oxley Act of 2002, 15 U.S.C.A. § 7241, entitled "Corporate responsibility for financial reports," directs that the SEC shall promulgate regulations requiring that, in relevant part, "for each company filing periodic reports under section 13(a) or 15(d) of the Securities Exchange Act of 1934 . . . the principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions, certify in each annual or quarterly report filed or submitted under either such section of such Act that—

(1) the signing officer has reviewed the report;

(2) based on the officer's knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading;

(3) based on such officer's knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of the issuer as of, and for, the periods presented in the report;

(4) the signing officers—

(A) are responsible for establishing and maintaining internal controls;

(B) have designed such internal controls to ensure that material information relating to the issuer and its consolidated subsidiaries is made known to such officers by others within those entities, particularly during the period in which the periodic reports are being prepared;

(C) have evaluated the effectiveness of the issuer's internal controls as of a date within 90 days prior to the report; and

(D) have presented in the report their conclusions about the effectiveness of their internal controls based on their evaluation as of that date;

(5) the signing officers have disclosed to the issuer's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function)--

(A) all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize, and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

(B) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

(6) the signing officers have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

264. Likewise, § 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C.A. § 1350, entitled "Failure of corporate officers to certify financial reports," requires, in relevant part, that:

(a) Certification of periodic financial reports.--Each periodic report containing financial statements filed by an issuer with the Securities Exchange Commission pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) shall be accompanied by a written statement by the chief executive officer and chief financial officer (or equivalent thereof) of the issuer.

(b) Content.--The statement required under subsection (a) shall certify that the periodic report containing the financial statements fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of . . . 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

265. Pursuant to ¶ 404 of the Sarbanes-Oxley Act of 2002, on June 5, 2003, the SEC issued a final rule and amended Item 307 of Regulations S-K and S-B. *See* Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange

Act Periodic Reports, 2003 WL 21294970, at * 11 (S.E.C. Release No. 8238) (June 5, 2003). Specifically, as part of a company's corporate governance obligations, management is required "to include an internal control report of management that contains" the following in its annual report:

> a. A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company;
>
> b. A statement identifying the framework used by management to conduct the required evaluation of the effectiveness of the company's internal control over financial reporting;
>
> c. Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the company's most recent fiscal year, including a statement as to whether or not the company's internal control over financial reporting is effective. The assessment must include disclosure of any 'material weaknesses' in the company's internal control over financial reporting identified by management. Management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting; and
>
> d. A statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management's assessment of the registrant's internal control over financial reporting.

Id.

266. The Public Company Accounting Oversight Board ("PCAOB") adopted the long-standing auditing provision that a company has a control deficiency "when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis." Notice of Filing of Proposed Rule on Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed In Conjunction With an Audit of Financial Statements, File

No. PCAOB-2004-03 (Apr. 8, 2004). Further, the PCAOB believes that a "deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively." Id.

267. Defendants Walton and Roll, pursuant to their signatures required under §§ 404 and 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. § 1350, misrepresented throughout the Class Period, *inter alia*, that internal controls over financial reporting and the detection of fraudulent acts were sufficient.

268. However, at the end of the Class Period, Defendants admitted, among other things, that internal controls over the detection of fraud and financial statement misrepresentation were anything but adequate.

269. For example, Defendants belatedly revealed on January 11, 2007 that the fraud was so pervasive at BLX's Detroit office that it was closed on August 1, 2006 [*see also* Harrington Indictment]. Defendants also revealed that financial controls were so deficient that the Department of Justice, SBA, Office of Inspector General, and or the United States Secret Service were investigating BLX in "various jurisdictions" outside of Detroit and that the results of such in addition to the activities of the indicted BLX employees "could negatively affect the Company's financial results." [2007 First Quarter 10-Q]

270. Indeed, according to a signed affidavit by Mr. Stanley C. Chappell, a senior special agent with the OIG of the SBA, the BLX SBA loan origination fraud was widespread and involved scores of loans: "between approximately 2000 and 2006, [Harrington], and other BLX employees working at his direction, originated and issued approximately 96 SBA-guaranteed

loans knowing that the financial and other qualifications of the principal(s) of the small business borrower were fraudulently overstated and/or misstated, and that the satisfaction of the equity injection requirement was falsely and fraudulently documented, in order to fraudulently qualify the borrowers for the loans." *U.S. v. Murshid Al-Nakib*, 07-cr-30015 (E.D. Mich. Jan. 9, 2007) (docket No. 3).

271. Defendants also were on notice of internal control weaknesses in the valuation of portfolio investments such as BLX.

272. Defendants reported before the beginning of the Class Period that on June 23, 2004, the Company was notified by the SEC that the SEC was conducting an informal investigation of the Company. Allied Capital reported that the "inquiries appear to primarily pertain to matters related to portfolio valuation . . ." 2006 10-K at 131.

273. On June 20, 2007, the SEC issued a cease-and-desist order concerning Allied Capital's valuation practices. *In the Matter of Allied Capital Corp.*, Exchange Act Rel. 55931.

274. Therein, the SEC found that at least prior to the Class Period (quarter ended June 30, 2001 through the quarter ended March 31, 2003) "Allied failed to make and keep books, records, and accounts which, in reasonable detail, supported the valuations of certain of its securities for which market quotations are not readily available."

275. The Report continued: "With respect to 15 private finance investments reviewed by staff, Allied could not produce sufficient contemporaneous documentation to support, or which accurately and fairly reflected, its Board's determination of fair value."

276. On January 15, 2007, Allied admitted that it "retained an independent third party to work with BLX to conduct a review of BLX's internal control systems, with a focus on preventing fraud and further strengthening the company's operations."

Additional Scienter Allegations

Admissions and/or other Strong Circumstantial Evidence of Scienter

277. Defendants made the following admissions near the end of or after the Class Period, which admissions make clear that Defendants knew of such material information long prior to its dissemination to the investing public:

(a) Harrington, an EVP of BLX and former EVP of Allied, was terminated by BLX and Allied not later than the first week in September 2006. This fact was not revealed until the January 11, 2007 press release.

(b) The Detroit office of BLX was closed on or about August 1, 2006. This fact was not revealed until the January 11, 2007 press release.

(c) Although Defendants wrote-down Allied's investment in BLX primarily in the fourth quarter of 2006, Defendants did not fully reveal the reasons for doing so until well after the Class Period.

(d) Defendants did not reveal that BLX was reducing its SBA backed loans originated business during the Class Period.

(e) Defendants belatedly changed Allied's risk warnings to include the possibility of BLX losing its SBA license after the end of the Class Period:

> The Office of Inspector General of the SBA and the United States Secret Service have announced an ongoing investigation of allegedly fraudulently obtained SBA – guaranteed loans issued by BLX. We understand that BLX is working cooperatively with the SBA with respect to this matter so that it may remain a

> preferred lender in the SBA 7(a) program and retain the ability to sell loans into the secondary market. The ultimate resolution of these matters could have a material adverse impact on BLX's financial condition and, as a result, our financial results could be negatively affected.

[2006 10-K at 21]

278. Allied Capital employed at least one illegal method, "pretexting," in an attempt to discredit and quiet its critics. This too has resulted in yet another Justice Department investigation. On February 6, 2007, Allied announced that in late December 2006 it received a subpoena from the U.S. Attorney's Office for the District of Columbia requesting, among other things, the production of records regarding the use of private investigators by Allied or its agents.

279. For example, Mr. David Einhorn testified before the House Energy and Commerce Committee on "Combating Pretexting" on March 9, 2007:

* * *

> In its zeal to silence its critics, Allied used extreme measures. But even I did not believe Allied would go so far as to invade the privacy of my home and family. I was wrong. In an apparent attempt to find some piece of information to embarrass and discredit its critics, Allied retained private investigators to obtain its critics' personal and business phone records, including mine.
>
> In 2004, Herb Greenberg, a respected financial journalist for Dow Jones who had publicly criticized Allied, told me that his phone records had been illegally accessed. I subsequently learned that a woman unknown to me had called my long distance provider; identified herself as my wife; provided my wife's social security number; and opened an online account to access our home telephone records. ***We then learned that the phone records of other known critics of Allied - including other hedge fund managers, a journalist, a research analyst, an individual investor and a former media relations advisor to Greenlight - had been similarly illegally accessed.***
>
> The FBI ultimately discovered the identity of the individual who had accessed my phone records, though they could not share that information with me. The phone records investigation was subsequently moved to the U.S. Attorney's Office in Washington D.C., where the criminal probe of Allied was already underway.

In March 2005, I wrote a private letter to Allied's Board of Directors and told them that someone had stolen my wife's social security number and used it to steal my phone records, along with the records of several other prominent Allied critics. I asked the Board to fully investigate what happened. A week later, I received a brush-off response that I had not provided sufficiently specific information for them to conduct an inquiry. A copy of my letter to Allied's Board of Directors and Allied's response is attached.

In September 2006, after Hewlett-Packard's CEO publicly admitted to involvement in very similar conduct and resigned, I wrote another private letter to the Chairman of the Audit Committee of Allied's Board, reminding them of the seriousness of pretexting and once again asking them to investigate. Two weeks later the Board responded that it had looked into my allegations and found no evidence to support my claim. Copies of these letters are also attached

* * *

Only three months later [from the November 8, 2006 Allied conference call], Allied completely changed its story. On February 6, 2007, Allied issued a press release innocuously titled Allied Capital Comments on Recent Events. Allied admitted that its agent had stolen not only my home phone records, but also Greenlight's records. The release read:

> Allied Capital Corporation announced today that, in late December 2006, it received a subpoena from the United States Attorney's Office for the District of Columbia requesting, among other things, the production of records regarding the use of private investigators by Allied Capital or its agents. The Board established a committee, which was advised by its own counsel, to review the following matter.
>
> In the course of gathering documents responsive to the subpoena, Allied Capital has become aware that an agent of the Company obtained what were represented to be telephone records of David Einhorn and which purport to be records of calls from Greenlight Capital during a period of time in 2005.

Until Allied issued this press release, I had not known that Greenlight's phone records had also been stolen. For them to admit this, the evidence must have been extremely clear. After denials since 2005, only a grand jury subpoena from the U.S. Attorney's Office finally pried the truth out of Allied.

* * *

> This pretexting strikes at the ethical heart of the securities markets, which are based on the free and fair flow of ideas, critical and otherwise. It is a cold reality that companies, left to their own devices, will rarely divulge the fall truth about their problems. It is left to others – regulators, analysts, the media, and investors like myself - to hold these companies accountable. The free exchange of ideas in our market system depends on the very people who were pretexted in this case.

Wilful Blindness; Ignoring Red Flags

280. Not later than one year before the beginning of the Class Period, Defendants became aware that "[o]n December 22, 2004, the Company received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding the Company and [BLX], in connection with a criminal investigation."

281. In connection with the foregoing criminal investigation, "the Company [] produced materials in response to requests from both the SEC and the U.S. Attorney's office, and a director and certain former employees have provided testimony and have been interviewed by the staff of the SEC and, in some cases, the U.S. Attorney's Office."

282. On August 3, 2005, Allied reported that it already incurred $25 million in legal expenses in connection with the government investigations in the first half of 2005 and that it was required to produce "millions of pages" of Company e-mails and documents. On November 7, 2005, Defendants reported that this figure increased to greater than $30 million by the quarter ended September 30, 2005 for the same.

283. Accordingly, by the nature of the government's requests, Defendants were on notice of the fraudulent origination loan practices of BLX not later than December 2004, yet did nothing to prevent their continuation up until Harrington's dismissal and the closure of the Detroit office in or about August 2006. *See* Harrington Indictment at I. ("That from on or about January 1, 2000 to on or about July 10, 2006, defendant PATRICK J. HARRINGTON

('HARRINGTON') conspired and agreed together and with person known and unknown to the Grand Jury to defraud the United States . . ."). *U.S. v. Harrington*, 06-cr-20662 (E.D. Mich. Jan. 9, 2007).

284. On about March 11, 2005, Mr. David Einhorn, principal of the Greenlight Capital investment fund, sent a letter to the board of directors of Allied alerting them to "the continuing misconduct of Allied [Capital's] management and specifically identified the fraudulent issuance of government loans as an urgent issue for the Board's attention." [*PR Newswire,* Jan. 22, 2007 (attaching Mr. Einhorn's January 22, 2007 letter to Allied's board)].

285. The March 11, 2005 letter alerted Defendants to what would eventually occur during the Class Period:

> Allied has falsely maintained and increased its valuation of BLX through a scheme dependent on the commission of systematic fraud against the Small Business Administration and, as a result, against the taxpaying citizens of the United States. I have learned that BLX has maintained its loan origination volume only by knowingly approving loan applications that fail to comply with SBA regulations. These applications, among other things, have fraudulently inflated property and collateral values, failed to verify equity injections, contained impermissible property splits and property flips, and other violations of SBA rules that were concealed from the agency. Additionally, many of these loans were the subject of improper loan brokering arrangements.

286. Defendants also knew or were reckless in not knowing of other illegal activity concerning BLX's operations both before and during the Class Period through various litigation where BLX and or Allied Capital was a party.

287. In yet another example, in an earlier civil case filed in the Eastern District of Michigan, where Allied Capital and Allied Capital SBLC Corporation (the predecessor to BLX) ("Allied SBLC") were plaintiffs against a defaulting borrower, which had an SBA loan

originated by Allied SBLC, the borrower claimed the following:

> [] 10. Allied Capital and [Allied] SBLC are special lenders that make loans through the Small Business Administration (the "SBA"). 11. The Note and Guarantee were made pursuant to the rules and regulations of the SBA. 12. . . ., [A]fter the Note and Guarantee were executed and delivered, [counter-claimant], Hawley approached Allied Capital and SBLC for another loan, in excess of the amounts available to Hawley with SBA lending regulations. 13. . . . ***Allied Capital and SBLC instructed Hawley on setting up a new limited liability company through which a new SBA loan could be directed to circumvent the SBA lending regulations.*** 14. . . . Allied Capital and SBLC were instrumental in creating DeBaeke Properties, L.L.C., d/b/a Classi Chassi Car Wash, a Michigan limited liability company ("DeBaeke") and extending it a new loan, but separate mortgage of $900,000.00. 15. . . .[T]he loan to DeBaeke was intended to evade the rules and regulations of the SBA and Allied Capital and SBLC had actual knowledge of the related ownership interest o[f] Hawley and DeBacke. . . 21. Moreover, Allied Capital and SBLC had a duty to make loans to Hawley and DeBaeke within the guidelines of the SBA which limits the amounts to similar borrowers. 22. By making multiple loans to Hawley and DeBaeke which should have been subject to the one borrower loan limit, Allied Capital and SBLC increased the debt level and depleted the equity base Hawley to a point where Hawley lacked financial ability to repay. 23. Hawley has been damaged in excess of the amount of the loan, interest and costs in this matter.

[*Allied Capital Corp., et al. v. Hawley Properties, LLC, d/b/a Silver Lake Car Wash, a Michigan Limited Liability Company, et al.*, 00-cv-74574 (E.D. Mich. Nov. 8, 2000) (Dkt. No. 3); emphasis added].

288. In another case, another Allied borrower-defendant, Optima Oil Enterprises, Inc. ("Optima"), alleged it was induced to discharge its mortgage, and take back a third mortgage, on a property on the basis of falsified appraisals orchestrated by Allied Capital Corporation and Allied Capital SBLC. Optima Oil Enterprises Inc.'s Counter Complaint Against Comerica Bank-California, ¶ 19, *Allied Capital SBLC Corp. v. Jefferson Fuel Mart, LLC, Optima Oil Enterprises, Inc., Fadel Ouza, and Hania Ouza*, 02-70779 (E.D. Mich. Oct. 21, 2002). According to Optima:

> "[t]hrough cooperation between Allied Capital Corporation and Allied Capital SBLC and the Ouza family, the subject [collateral] property was appraised by the lenders' agents for upwards of two million more than its actual value and a first mortgage was created with Allied Capital Corporation in the amount of one million one hundred and seventy five thousand and a second mortgage in the amount of one million three hundred and fifty thousand dollars."

Id. at ¶17.

289. Optima also alleged "Allied Capital Corp. delayed for a year and several months in collecting or bringing any action on the defaulted 'loan' *for the reason that they did not want their stockholders and investors to discover the nature of this bad loan and the inadequate collateral underlying the loan*." Id. at ¶23 (emphasis added). Not surprisingly, Patrick Harrington was the Allied Capital SBLC representative handling these transactions. Id. at ¶13.

290. In 2004, a borrower sued by Allied Capital after defaulting on a loan claimed alleged:

> 4. [Allied's agent] Ronci created financial projections... in an effort to obtain a commercial loan for Trilogy. Such projections overstated revenue and underestimated expenses, with the result that the unachievable debt service was made to appear reasonable and achievable. 6. Allied evaluated the information presented to it by Ronci and subsequently granted the loan request in the amount of $960,000.00... 7. Allied SBLC... evaluated the information presented to it by Ronci and subsequently granted Trilogy a loan in the amount of $1,000,000. 8. ...the Allied Promissory Note amount was increased by $135,000.00 increasing the total amount from $960,000.00 to $1,095,000.00. 10. ...Allied knew or should have known that the information contained within the loan presentation packages was inflated and inaccurate. Upon information and belief, Allied purposefully pursued a pattern and practice of making loans to gas station/ convenience store proprietors that it knew could not service the heavy debt. 25. Allied and its agent Ronci knew that the revenue projections and appraisals represented to Trilogy were false and misleading. 26. Allied knew that the sales forecasted and represented to Trilogy were intentionally inflated. 27. Allied's representations were false and were made by Allied with knowledge of their falsity or were made recklessly without any knowledge of the truth. 29. Each of the misrepresentations was made by Allied with the intention that it should be acted on by [defendants] Trilogy and Koontz... Trilogy would not have entered into the transaction if it had known about the falsity of any one of the

> representations. 34. Allied loaned money on this property under false and exaggerated claims of profitability and debt load maintenance; claims Allied knew or should have known were not reasonable. 35. Allied then increased the amounts of the loans when it knew or should have known that the projections were not possible, and could have taken steps to reduce the damage to Trilogy.

Answer and Counterclaims of Robert A. Koontz and Trilogy Conifer, LLC, *Allied Capital Corp. v. Trilogy Conifer LLC*, 04-BR-1472 (D. Colo. Sept. 17, 2004).

291. During this period of time, "Harrington was a Principal with Allied Capital SBLC Corporation, a private lender and issuer of SBA-guaranteed loans, from September 23, 1998 until December 31, 2000. Prior to December 31, 2000, Allied Capital SBLC Corporation was a consolidated subsidiary of Allied Capital Corporation." . . . From January 1, 2000 until on or about September 8, 2006, Harrington was an Executive Vice President of BLX. . . [F]rom on or about January 1, 2000 to on or about July 10, 2006, defendant PATRICK J. HARRINGTON ("HARRINGTON") conspired and agreed together with persons known and unknown to the Grand Jury to defraud the United States. . ." *U.S. v. Harrington*, 06-cr-20662 (E.D. Mich. Jan. 1, 2007) (Dkt. No. 3).

292. As Mr. Einhorn pointed out in his letters to the Allied Capital Board, the foregoing was not an isolated incident. E.g., Greenlight Capital January 22, 2007 letter to the Allied Board states:

> You have received and ignored evidence that the fraud extends to numerous other BLX offices around the United States, contrary to what Allied management is telling investors, rating agencies and research analysts. There is evidence that BLX has engaged in similar fraudulent lending in Alabama, Arizona, Arkansas, Colorado, Georgia, Illinois, Pennsylvania, Maryland, Mississippi, Missouri, New Jersey, New York, Pennsylvania, South Carolina, Tennessee, Texas, and Virginia.

[Greenlight Jan. 22, 2007 letter at 1].

293. Indeed, as Defendants recently revealed, the government has expanded its

investigation beyond the Detroit, Michigan office: "The OIG and the U.S. Department of Justice are also conducting a civil investigation of BLX's lending practices in various jurisdictions. These investigations are ongoing."

[2007 First Quarter 10-Q at 68].

294. On February 8, 2007, *Forbes Magazine* reported that "The SBA, apparently, wasn't the only sucker."

> A September 2005 audit from the U.S. Department of Agriculture inspector general shows that the USDA guaranteed fraudulent BLX loans on gas stations with corroded, leaking tanks and uncapped gas pipelines. Typical among BLX customers was Bill Russell Oil, with gas stations in Arkansas and Missouri, which got a $3 million loan in June 2000, $2.4 million of it guaranteed, on the strength of BLX's having certified that the gas stations in Arkansas and Missouri were "upgraded and operating" when they weren't, according to USDA records. The loan became delinquent nine months later after it was issued. The audit says there is an $83 million EPA judgment against the properties.

295. Thus, Defendants, as detailed in the preceding paragraphs, either participated in or ignored red flags of pervasive fraudulently loan activity at BLX.

Motive

296. The Defendants engaged in the alleged scheme and course of conduct to inflate the price of the Company's stock in order to, among other things engage in secondary offerings of securities during the Class Period.

297. Allied had a voracious need for cash, as it had to maintain and or increase its dividend payout. If Allied could not raise this cash through investments such as that in BLX (by BLX selling off its SBA loans), the Company would go to the secondary market and sell securities to the unsuspecting investing public.

298. As Allied's Form 10-K (and other SEC Filings) warned "We will continue to need

additional capital to grow because we must distribute our income." [Form 10-K for year ended December 31, 2005 filed on March 10, 2006 at 21]; See also id. at 22:

> There is a risk that you may not receive dividends or distributions. We intend to make distributions on a quarterly basis to our stockholders. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time.

299. Indeed, if Allied Capital could not make dividend payments, it knew it would lose its status as regulated investment company for tax purposes:

> We may not be able to pay dividends and failure to qualify as a regulated investment company for tax purposes could have a material adverse effect on the income available for debt service and distributions to our shareholders, which may have a material adverse effect on our total return to common shareholders, if any.

[Form 497, filed July 20, 2006 at 4]

300. In or about May of 2006, the Company increased its unsecured revolving line of credit by $150 million and committed the entire line ($922.5 million) by the end of the quarter ended June 30, 2006.

301. During the third quarter of 2006, Allied sold in the secondary public market $400 million of the Company's five-year unsecured notes on or about July 25, 2006.

302. In addition, Allied sold at least 8,175,000 shares of its common shares during the nine months ended September 30, 2006 for $229,804,000, whereas the Company did not sell any common stock during the nine months ended September 30, 2005.

303. These shares were sold at artificially inflated prices during the following time frames, respectively: (1) 3 million shares for $87,750,000 in proceeds (before costs) during the first quarter of 2006; and (2) 5,175,000 shares for $142,054,000 in proceeds (before costs)

during the quarter ended September 30, 2006.

304. Defendants proceeded with the foregoing without disclosing in the several related SEC registration statements and prospectus (or anywhere else for that matter), among other things, that the Detroit office of BLX was to be closed not later than August 2006 and that Patrick J. Harrington, a "principal with Allied Capital SBLC Corporation [a former wholly-owned direct or indirect subsidiary of Allied Capital until December 31, 2000 and since] January 1, 2001 . . . an Executive Vice President of BLX, was terminated in or about August 2001.

305. Defendants also were highly motivated not to reveal BLX's and their own misconduct, as Allied Capital guaranteed approximately 50% of BLX's lines of credit, as well as BLX's letters of credit.

306. The banks extending such credit likely would have causes of action against Allied Capital if Defendants did not reveal their knowledge of the BLX fraud at inception of the loans or otherwise on a timely basis.

307. In addition, and not revealed until after the end of the Class Period, BLX's lines of credit contained loan covenants linked to its SBA business, which were violated. These covenants included the following:

> Among other requirements, the BLX facility requires that BLX maintain compliance with certain financial covenants such as interest coverage, maximum debt to net worth, asset coverage, and maintenance of certain asset quality metrics. ***In addition, BLX would have an event of default if BLX failed to maintain its lending status with the SBA and such failure could reasonably be expected to result in a material adverse effect on BLX, or if BLX failed to maintain certain financing programs for the sale or long-term funding of BLX loans. At March 31, 2007, BLX received waivers from its lenders with respect to non-compliance with certain covenants, including waiver of compliance with the interest coverage ratio and certain other covenants to permit BLX to comply with its obligations under its agreement with the SBA.*** In addition, BLX and SBA are conducting ongoing discussions with respect to BLX's ability to

securitize the unguaranteed portions of SBA loans. The waiver provides that BLX may retain unguaranteed portions of SBA loans on its balance sheet. Certain of these waivers expire on June 30, 2007.

[2007 First Quarter 10-Q; emphasis added].

LOSS CAUSATION/ECONOMIC LOSS

308. During the Class Period, as detailed herein, Defendants engaged in a scheme to deceive the market and a course of conduct that artificially inflated Allied's stock price and misled Class Period purchasers of Allied stock. In particular, Defendants failed to disclose material adverse facts concerning the Company's financial condition, namely that BLX – one of Allied's largest subsidiaries – fraudulently procured and provided SBA-backed loans to ineligible borrowers. Later, when Allied disclosed the improper loan practices at BLX and the truth became apparent to the market, Allied stock fell sharply as the prior artificial inflation came out of the Company's stock price. As a result of their purchases of Allied stock during the Class Period, plaintiffs and other members of the Class suffered economic loss, *i.e.*, damages, under the federal securities laws.

309. During the Class Period, Defendants painted a misleading picture of Allied's financial condition and prospects. Instead of truthfully disclosing that BLX, *inter alia*, had repeatedly violated SBA regulations and was at risk of losing its status as a preferred lender, and that the value of BLX, accordingly, was overstated, Defendants caused Allied to falsely represent its financial results. During the Class Period, Defendants caused Allied to issue statements including:

- Allied's press release made on November 7, 2005 and same as filed on Form 8-K on the same date, which announced *inter alia*, the Company's financial results and graded portfolio values for the quarter ended September 30, 2005.
- Allied's 2005 third quarter conference call held on November 7, 2005, which in addition to the Company's financial results and prospects, spoke to the Company's legal expenses.
- Allied's 2005 third quarter Form 10-Q filed on November 8, 2005, which reported the results of operations of the Company for the nine months and quarter ended September 30, 2005, opined on BLX's compliance with debt covenants, and spoke as to "Litigation."
- Allied's press release on March 6, 2006, which announced the Company's financial results for the year ended December 31, 2005 and reported the graded values of its portfolio investments.
- Allied's Form 10-K for the year ending December 31, 2005, filed on March 13, 2006, which incorporated the March 6, 2006 press release; explained the Company's portfolio monitoring and valuation process; reported a value of $357.1 million (or 8.9% of total assets) for BLX; and omitted to fully disclose and or misrepresented the nature and scope of ongoing criminal investigations into BLX and the Company.
- Allied's Form 8-K, filed on March 23, 2006, which reported a value of $357.1 million (or 8.9% of total assets) for BLX.

- Allied's press release on May 3, 2006, announcing its financial results for the first quarter of 2006, and its conference call with analysts the same day to discuss the financial results, during which it substantially attributed a drop in the value of its private finance debt portfolio to competition from banks and a large number of low-yield loans on its books.
- Allied's Form 10-Q, filed on May 8, 2006, which repeated the financial results disclosed in the May 3 press release; explained the Company's portfolio monitoring and valuation process; reported a value of $326.2 million (or 7.9% of total assets) for BLX; and failed to fully disclose and or misrepresented the nature and scope of ongoing criminal investigations into BLX and the Company.
- Allied's press release on August 2, 2006, announcing its financial results for the second quarter of 2006, and its conference call with analysts the same day to discuss the financial results, during which Defendants touted the Company's portfolio and failed to disclose and or misrepresented the nature and scope of the ongoing government investigations of BLX and the Company.
- Allied's Form 10-Q, filed on August 9, 2006, which repeated the financial results disclosed in the August 2 press release; explained the Company's portfolio monitoring and valuation process; reported a value of $317.2 million (or 7.9% of total assets) for BLX; and failed to disclose and or

misrepresented the nature and scope of ongoing criminal investigations into BLX and the Company.

- Allied's Form 10-Q, filed on November 8, 2006, which briefly disclosed the SBA and Department of Justice investigations of BLX but continued to fail to disclose or misrepresent the nature and scope of the wrongdoing at BLX and or the Company.
- Defendants' false claims of strong financial performance and failure to disclose the nature and scope of the investigations into fraudulent lending at BLX and or the Company caused and maintained the artificial inflation in the price of Allied stock throughout the Class Period, as detailed above.

310. On January 11, 2007, January 22, 2007, and February 28, 2007, Defendants and others finally disclosed to the public that BLX had engaged in improper loan practices that did and would continue to have a material impact on Allied's financial performance.

311. In response to this disclosure, the Company's stock fell from the previous day's closing price of $31.58 to an adjusted close on January 11 at $29.40, a drop of $2.18 per share on extraordinary trading volume of over 5.5 million shares. The Company's stock price fell again on January 22, 2007 from its previous day's closing price of $30.01 per share to close at $28.07 per share or almost $2.00 per share again on high trading volume of over 4.1 million shares.

312. During the Class Period, the stock traded as high as $32.98 per share on January 5, 2007, only days before Defendants' disclosure. This decline, caused when Defendants' false and misleading statements throughout the Class Period finally came to light, caused investors millions in losses.

313. The greater than 10% decline in Allied's stock price from the Class Period high of $32.98 per share on January 5, 2005 to the end of the Class Period was a direct result of the nature and extent of Defendants' fraud finally being revealed to investors and the market. The timing and magnitude of Allied's stock price decline negates any inference that the loss suffered by Plaintiffs and other Class members was caused by changed market conditions, macroeconomic or industry factors, or Company-specific facts unrelated to Defendants' fraudulent conduct. The economic loss, *i.e.*, damages, suffered by Plaintiffs and other members of the Class was a direct result of Defendants' fraudulent scheme to artificially inflate Allied's stock price and the subsequent decline in the value of the Company's stock when Defendants' prior misrepresentations regarding BLX's fraudulent lending activities were revealed to the market.

APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD ON THE MARKET

314. With respect to Plaintiffs' claims brought under the 1934 Act and Rule 10b-5, Plaintiffs will rely upon the presumption of reliance established by the fraud-on-the-market doctrine in that, among other things:

(a) Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

(b) the omissions and misrepresentations were material;

(c) the Company's securities traded in efficient markets;

(d) the misrepresentations alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; and

(e) Plaintiffs and other members of the Class purchased Allied common stock between the time Defendants misrepresented or failed to disclose material facts and the time the true facts were disclosed, without knowledge of the misrepresented or omitted facts.

315. At all relevant times, the markets for Allied common stock were efficient for the following reasons, among others:

(a) during the Class Period, Allied enjoyed a substantial daily trading volume of approximately 500,000 shares;

(b) a significant number of securities analysts followed and reported on the Company's common stock during the Class Period;

(c) there were numerous market makers for Allied common stock during the Class Period;

(d) as a regulated issuer, Allied filed periodic public reports with the New York Stock Exchange and SEC, and was entitled to file a Form S-3 registration statement; and

(e) as demonstrated by the events alleged herein, the movement of Allied's stock price shows a cause and effect relationship between unexpected corporate events or financial releases and an immediate response in stock price.

NO STATUTORY SAFE HARBOR EXISTS FOR DEFENDANTS' STATEMENTS

316. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the false statements pleaded in this complaint. The specific statements pleaded herein either were not identified as "forward-looking statements" when made or were not accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-

looking statements. To the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, Defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was authorized and/or approved by an executive officer of Allied who knew that those statements were false when made.

CLASS ACTION ALLEGATIONS

317. Plaintiffs bring this action as a class action pursuant to Rules 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of a Class consisting of all persons who purchased or otherwise acquired Allied common stock between November 7, 2005 and January 22, 2007, inclusive (the "Class Period"), and who were damaged thereby. Excluded from the Class are Defendants, members of the immediate family of each of the Defendants, any subsidiary or affiliate of Allied and the directors, officers, and employees of Allied or its subsidiaries or affiliates, or any entity in which any excluded person has a controlling interest, and the legal representatives, heirs, successors, and assigns of any excluded person.

318. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members of the Class located throughout the United States. Record owners and other members of the Class may be identified from records maintained by the Company and/or its transfer agents and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

319. Plaintiffs' claims are typical of the claims of the other members of the Class as all members of the Class were similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

320. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

321. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(i) whether the federal securities laws were violated by Defendants' acts and omissions as alleged herein;

(ii) whether Defendants participated in and pursued the common course of conduct complained of herein;

(iii) whether documents, press releases, and other statements disseminated to the investing public and the Company's shareholders during the Class Period misrepresented material facts about the business, operations, financial conduction, and prospects of Allied;

(iv) whether statements made by Defendants to the investing public during the Class Period misrepresented and/or omitted to disclose material facts about the business, operations, value, performance, and prospects of the Company;

(v) whether the market price of Allied common stock during the Class Period was artificially inflated due to the material misrepresentations and failures to correct the material misrepresentations complained of herein; and

(vi) the extent to which the members of the Class have sustained damages and the proper measure of damages.

322. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this suit as a class action.

FIRST CLAIM

Violations Of Section 10(b) Of The Exchange Act
And Rule 10b-5 Promulgated Thereunder
Against All Defendants

323. Plaintiffs repeats and realleges each and every allegation contained above.

324. Each of the Defendants: (a) knew or recklessly disregarded material adverse nonpublic information about the Company's financial results and then existing business conditions, which was not disclosed; and (b) participated in drafting, reviewing and/or approving the misleading statements, releases, reports, and other public representations of and about the Company and BLX.

325. During the Class Period, Defendants, with knowledge of or reckless disregard for the truth, disseminated or approved the false statements specified above, which were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

326. Defendants have violated § 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in that they: (a) employed devices, schemes and artifices to defraud; (b) made untrue statements of material facts or omitted to state material facts necessary in order to make statements made, in light of the circumstances under which they were made, not misleading; or (c) engaged in acts, practices and a course of business that operated as a fraud or deceit upon the purchasers of Allied Capital stock during the Class Period.

327. Plaintiffs and the Class have suffered damage in that, in reliance on the integrity of the market, they paid artificially inflated prices for Allied Capital stock. Plaintiff and the Class would not have purchased Allied Capital stock at the prices they paid, or at all, if they had been aware that the market prices had been artificially and falsely inflated by Defendants' false and misleading statements.

328. As a direct and proximate result of Defendants' wrongful conduct, plaintiffs and the Class suffered damages in connection with their respective purchases of the Company's common stock during the Class Period.

SECOND CLAIM
Violations Of Section 20(a) Of The Exchange Act
Against the Individual Defendants

329. Plaintiffs repeat and reallege each and every allegation contained above.

330. The Individual Defendants acted as controlling persons of the Company within the meaning of § 20(a) of the Exchange Act. By reason of their senior executive positions they had the power and authority to cause the Company to engage in the wrongful conduct complained of herein.

331. By reason of such wrongful conduct, the Individual Defendants are liable

pursuant to § 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their purchases of Allied Capital stock during the Class Period.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such other and further relief as the Court may deem just and proper.

Dated: July 30, 2007

Respectfully submitted,

/s Steven J. Toll

Steven J. Toll (D.C. Bar No. 225623)
Daniel S. Sommers (D.C. Bar No. 416549)
S. Douglas Bunch
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005
Tel.: (202) 408-4600
Fax: (202) 408-4699

Co-Lead Counsel

Michael K. Yarnoff
Karen E. Reilly
John Gross
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel.: (610) 667-7056
Fax: (610) 667-7706

Co-Lead Counsel

Lionel Z. Glancy
Michael M. Goldberg
Andy Sohrn
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Tel.: (310) 201-9150
Fax: (310) 201-9160

- and -

Frederick W. Gerkens, III
GLANCY BINKOW & GOLDBERG LLP
1501 Broadway, Suite 1900
New York, NY 10036
Tel: (917) 510-0009
Fax: (646) 366-0895

Co-Lead Counsel

Of Counsel:

FREEMAN, WOLFE & GREENBAUM, P.A.
Steven R. Freeman
Mercantile – Towson Building
409 Washington Avenue, Suite 300
Towson, MD 21204
Telephone: (410) 321-8400
Facsimile: (410) 321-8407

O'ROURKE KATTEN & MOODY

Joel L. Lipman
161 North Clark Street, Suite 2230
Chicago, IL 60601
Telephone: (312) 849-2020
Facsimile: (312) 849-2021

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

Dated: July 30, 2007

Respectfully submitted,

/s Steven J. Toll

Steven J. Toll (D.C. Bar No. 225623)
Daniel S. Sommers (D.C. Bar No. 416549)
S. Douglas Bunch
COHEN, MILSTEIN, HAUSFELD & TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, D.C. 20005
Tel.: (202) 408-4600
Fax: (202) 408-4699

Co-Lead Counsel

Michael K. Yarnoff
Karen E. Reilly
John Gross
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel.: (610) 667-7056
Fax: (610) 667-7706

Co-Lead Counsel

Lionel Z. Glancy
Michael M. Goldberg
Andy Sohrn
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Tel.: (310) 201-9150
Fax: (310) 201-9160

- and -

Frederick W. Gerkens, III
GLANCY BINKOW & GOLDBERG LLP
1501 Broadway, Suite 1900
New York, NY 10036
Tel: (917) 510-0009
Fax: (646) 366-0895

Co-Lead Counsel

Of Counsel:

FREEMAN, WOLFE & GREENBAUM, P.A.
Steven R. Freeman
Mercantile – Towson Building
409 Washington Avenue, Suite 300
Towson, MD 21204
Telephone: (410) 321-8400
Facsimile: (410) 321-8407

O'ROURKE KATTEN & MOODY
Joel L. Lipman
161 North Clark Street, Suite 2230
Chicago, IL 60601
Telephone: (312) 849-2020
Facsimile: (312) 849-2021

END